Dreyfus Premier Total Return Advantage Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Premier Total Return Advantage Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. In contrast, U.S. Treasury securities rallied strongly as investors became more averse to credit risks and engaged in a "flight to quality."

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your fixed-income investments for a changing market environment.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by David Kwan and Lowell Bennett, Portfolio Managers

Fund and Market Performance Overview

The U.S. bond market encountered heightened turbulence during the summer of 2007 when a credit crisis originating in the sub-prime mortgage sector sparked a "flight to quality" among fixed-income investors, and prices of higher-yielding securities declined sharply. The fund's returns were lower than its benchmark, primarily due to its active currency strategy, which emphasized the weakening U.S. dollar.

For the 12-month period ended October 31, 2007, Dreyfus Premier Total Return Advantage Fund achieved total returns of 3.57% for Class A shares, 2.73% for Class C shares and 3.75% for Class I shares.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 5.38% for the same period.[2]

The Fund's Investment Approach

The fund seeks to maximize total return from capital appreciation and income. To pursue its goal, the fund normally invests in securities and other instruments that provide exposure to fixed income and currency markets.

To focus the fund's investments on the U.S. fixed income market, we employ an active core bond strategy, in which four proprietary quantitative models are run and implemented independently of one another. We overlay the active core bond strategy with a separate global bond strategy, setting the fund's exposures to the world's major bond markets according to our view of their relative valuations. Finally, we employ an active currency strategy in which we evaluate and establish exposure to various currencies based on relative valuations as determined by real interest rates and purchasing power parity.

The fund typically will invest in bonds rated investment grade or the unrated equivalent, but we may invest up to 30% of the fund's assets in securities rated below investment grade at the time of purchase. The average effective maturity of the fund's portfolio typically will range between three and 10 years.

Sub-Prime Deterioration Drove Bond Market Results

The U.S. bond market fared relatively well over the first half of the reporting period in an environment of moderate economic growth, low inflation and stable short-term interest rates. However, investor sentiment deteriorated rapidly in June 2007, when credit concerns spread from sub-prime mortgages to other areas of the financial markets. Heightened credit concerns caused a "flight to quality," causing prices of corporate and asset-backed securities to fall sharply while U.S. Treasury securities gained value.

The Federal Reserve Board (the "Fed") acted, along with other central banks, in August to promote greater market liquidity, and the market began to rebound. The Fed took action again in September and October, cutting short-term interest rates by a total of 75 basis points. While these moves helped restore a degree of investor confidence, risk premiums remained high by the end of the reporting period.

Weak U.S. Dollar Detracts from Performance

A relatively short average duration in the fund's core bond portfolio relative to the benchmark over the first half of the reporting period aided the fund's performance as U.S. interest rates increased. As rates rose we maintained a more neutral average duration, which positioned the fund well for the fall in interest rates in the wake of the credit crunch. The sub-prime mortgage meltdown had a relatively muted impact on the performance of the fund's core bond strategy due to our focus on higher-quality securities.

Our global bond strategy produced results that slightly trailed the benchmark. An emphasis on securities in nations with higher interest rates, such as Australia, detracted from performance when rates in those markets rose further. Conversely, the fund's relatively short exposure to the lower-yielding Japanese bond market also detracted from performance as that market gained modestly.

The fund's active currency strategy had the greatest impact on the fund's results over the reporting period. We focused most of our attention on currencies from countries with higher inflation-adjusted interest rates and, when it was significant enough, we focused on currencies that we believed to have become significantly undervalued on a purchasing power parity basis. For example, we found such favorable valuation with the Japanese yen, in which we held an overweight position during the first half of the year. Initially this hurt the strategy as the ongoing carry trade worked against the yen, but as the carry trade unwound in the wake of the credit crunch, the yen appreciated. A similar overweight positioning in the undervalued U.S. dollar, versus an underweight to several of the overvalued commodity currencies (Australian dollar, Canadian dollar, and Norwegian krone) detracted from the fund's performance. We attribute the weakening U.S. dollar to the Fed's cutting of short-term interest rates in light of the credit crunch and mortgage situation, as well as to the commodity currencies, which have continued to strengthen significantly as commodity prices have climbed.

Finding Opportunities in a Changing Market

We have maintained a generally conservative approach in the core bond portfolio, including a slightly shorter-than-average duration posture and a high-quality bias. In the global bond portfolio, we have continued to emphasize higher-yielding Australian bonds while underweighting the British bond market. The fund's currency component has continued to focus on the British pound with high inflation-adjusted interest rates, and the U.S. dollar, which appears undervalued to us. In our judgment, these are prudent strategies in a volatile market environment.

November 15, 2007

> *Foreign bonds are subject to special risks including exposure to currency fluctuations, changing political and economic conditions, and potentially less liquidity.*
> *Investments in foreign currencies are subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedged positions, that the U.S. dollar will decline relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time. A decline in the value of foreign currencies relative to the U.S. dollar will reduce the value of securities held by the fund and denominated in those currencies.*

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

FUND PERFORMANCE



Dreyfus Premier Total Return Advantage Fund (Class A shares)	————
Dreyfus Premier Total Return Advantage Fund (Class C shares)	......
Dreyfus Premier Total Return Advantage Fund (Class I shares)	———
Lehman Brothers U.S. Aggregate Index†	▪ ▪ ▪ ▪ ▪

Comparison of change in value of $10,000 investment in Dreyfus Premier Total Return Advantage Fund Class A shares, Class C shares and Class I shares and the Lehman Brothers U.S. Aggregate Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class C and Class I shares of Dreyfus Premier Total Return Advantage Fund on 3/15/06 (inception date) to a $10,000 investment made in the Lehman Brothers U.S. Aggregate Index (the "Index") on that date. For comparative purposes, the value of the Index on 2/28/06 is used as the beginning value on 3/15/06. All dividends and capital gain distributions are reinvested.

The fund invests primarily in fixed-income securities and instruments that provide investment exposure to fixed-income markets. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A shares and all other applicable fees and expenses on all classes. The Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. The Index does not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (4.5%)	**3/15/06**	**(1.07)%**	**1.66%**
without sales charge	**3/15/06**	**3.57%**	**4.58%**
Class C shares			
with applicable redemption charge †	**3/15/06**	**1.75%**	**3.78%**
without redemption	**3/15/06**	**2.73%**	**3.78%**
Class I shares	**3/15/06**	**3.75%**	**4.80%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on the fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Total Return Advantage Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 4.63	$ 8.43	$ 3.36
Ending value (after expenses)	$1,018.20	$1,013.80	$1,018.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class C	Class I
Expenses paid per $1,000†	$ 4.63	$ 8.44	$ 3.36
Ending value (after expenses)	$1,020.62	$1,016.84	$1,021.88

† *Expenses are equal to the fund's annualized expense ratio of .91% for Class A, 1.66% for Class C and .66% for Class I, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

October 31, 2007

Bonds and Notes–93.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Auto Receivables–6.1%				
Americredit Automobile Receivables Trust, Ser. 2007-CM, Cl. A4A	5.55	4/7/14	50,000	50,314
Capital One Auto Finance Trust, Ser. 2005-C, Cl. A3	4.61	7/15/10	41,541	41,489
Chase Manhattan Auto Owner Trust, Ser. 2006-B, Cl. A4	5.11	4/15/14	100,000	100,725
Daimler Chrysler Auto Trust, Ser. 2004-A, Cl. A4	2.58	4/8/09	25,108	25,094
Harley-Davidson Motorcycle Trust, Ser. 2004-1, Cl. A2	2.53	11/15/11	50,803	49,916
Honda Auto Receivables Owner Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	140,000	139,825
Honda Auto Receivables Owner Trust, Ser. 2006-2, Cl. A4	5.28	1/23/12	100,000	100,963
Household Automotive Trust, Ser. 2003-2, Cl. A4	3.02	12/17/10	40,393	40,291
Nissan Auto Receivables Owner Trust, Ser. 2006-A, Cl. A4	4.77	7/15/11	50,000	49,869
USAA Auto Owner Trust, Ser. 2004-3, Cl. A4	3.53	6/15/11	90,331	89,641
WFS Financial Owner Trust, Ser. 2004-2, Cl. A4	3.54	11/21/11	52,058	51,752
				739,879
Asset-Backed Ctfs./Credit Cards–4.1%				
Capital One Multi-Asset Execution Trust, Ser. 2005-A2, Cl. A2	4.05	2/15/11	100,000	99,598
Chase Issuance Trust, Ser. 2005-A10, Cl. A10	4.65	12/17/12	100,000	99,513
Citibank Credit Card Issuance Trust, Ser. 2003-A8, Cl. A8	3.50	8/16/10	100,000	98,788
Citibank Credit Card Master Trust, Ser. 1992-2, Cl. A	5.88	3/10/11	100,000	101,441
MBNA Master Credit Card Trust, Ser. 2000-L, Cl. A	6.50	4/15/10	100,000	100,052
				499,392

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./ Home Equity Loans–2.4%				
MASTR Asset-Backed Securities Trust, Ser. 2005-AB1, Cl. A2	5.05	11/25/35	100,000 a	99,084
Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. AF3	4.50	8/25/35	100,000 a	99,129
Residential Asset Mortgage Products, Ser. 2003-RZ4, Cl. A7	4.79	6/25/33	91,485 a	87,611
Specialty Underwriting & Residential Finance, Ser. 2003-BC4, Cl. A3B	4.79	11/25/34	7,426 a	6,861
				292,685
Asset-Backed Ctfs./Student Loans–.1%				
College Loan Corporation Trust, Stripped Security, Interest Only Class, Ser. 2006-1, Cl. AIO	10.00	7/25/08	200,000 b	**14,031**
Banks–3.8%				
ABN AMRO Bank, Sr. Notes	5.26	4/18/08	50,000 a,c	50,025
Bank One, Sub. Notes	7.88	8/1/10	50,000	53,427
Royal Bank of Canada, Notes	3.88	5/4/09	100,000	99,137
U.S. Bank, Sub. Notes	6.30	2/4/14	100,000	106,090
Wells Fargo, Sr. Unscd., Notes	4.20	1/15/10	50,000	49,264
Wells Fargo, Notes	5.76	3/10/08	100,000 a	100,058
				458,001
Commercial Mortgage Pass-Through Ctfs.–4.6%				
GMAC Commercial Mortgage Securities, Ser. 2001-C2, Cl. A1	6.25	4/15/34	53,839	54,387
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	102,000 a	97,939
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A3	4.96	8/15/42	75,000	73,429

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Commercial Mortgage Pass-Through Ctfs. (continued)				
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. ASB	5.17	12/15/44	100,000 a	99,044
Morgan Stanley Capital I, Ser. 2006-HQ8, Cl. AJ	5.47	3/12/44	65,000 a	63,211
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A1	4.18	3/12/35	114,783	111,146
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	60,829	59,950
				559,106
Diversified Financial Services—14.0%				
Allstate Life Global Funding Trusts, Notes, Ser. 04-1	4.50	5/29/09	200,000	198,885
Bear Stearns Cos., Sr. Unscd. Notes	5.19	1/31/11	100,000 a	96,963
Boeing Capital, Unscd. Notes	6.50	2/15/12	50,000	52,900
Citigroup, Notes	5.13	5/5/14	150,000	147,267
Citigroup, Notes	5.86	6/9/09	50,000 a	50,054
Credit Suisse USA, Gtd. Notes	5.76	8/15/10	100,000 a	99,830
Credit Suisse USA, Gtd. Notes	5.85	12/9/08	50,000 a	49,992
General Electric Capital, Sr. Unscd. Notes, Ser. A	6.00	6/15/12	200,000	207,676
Goldman Sachs Group, Notes	5.70	9/1/12	100,000	101,659
Household Finance, Sr. Unscd. Notes	4.13	11/16/09	100,000	98,240
International Lease Finance, Notes	5.75	6/15/11	100,000	101,079
JPMorgan Chase & Co., Sr. Unscd. Notes	5.38	1/17/11	100,000 a	99,614
Lehman Brothers Holdings, Sr. Unscd. Notes	5.42	12/23/10	100,000 a	98,159

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services (continued)				
MBNA, Bonds	5.00	6/15/15	100,000	96,268
Merrill Lynch & Co., Notes	5.56	11/1/11	100,000 a	97,610
Morgan Stanley, Unsub. Bonds	6.75	4/15/11	100,000	104,576
				1,700,772
Electric Utilities–.8%				
SCANA, Notes	6.88	5/15/11	50,000	52,197
Wisconsin Energy, Sr. Unscd. Notes	5.50	12/1/08	50,000	50,204
				102,401
Foreign/Governmental–.4%				
United Mexican States, Notes	6.63	3/3/15	50,000	**54,550**
Health Care–1.2%				
Abbott Laboratories, Notes	5.60	5/15/11	50,000	51,125
Merck & Co., Notes	4.38	2/15/13	100,000	97,100
				148,225
Oil & Gas–1.3%				
Conoco Funding, Gtd. Bonds	6.35	10/15/11	100,000	105,063
KeySpan, Sr. Unsub. Notes	7.63	11/15/10	50,000	53,523
				158,586
Property & Casualty Insurance–3.3%				
Berkshire Hathaway Finance, Gtd. Notes	4.63	10/15/13	100,000	97,267
Hartford Life Global Funding Trusts, Notes	5.20	2/15/11	150,000	150,263
Principal Life Income Funding Trusts, Notes	5.13	3/1/11	150,000	149,706
				397,236

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Residential Mortgage Pass-Through Ctfs.–1.7%				
Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	100,000 [a]	102,024
Merrill Lynch/Countrywide Commercial Mortgage, Ser. 2006-2, Cl. A4	5.91	6/12/46	100,000 [a]	102,511
				204,535
Retail–.9%				
Wal-Mart Stores, Sr. Unscd. Notes	6.88	8/10/09	100,000	**103,626**
Technology–.8%				
International Business Machines, Unscd. Notes	4.25	9/15/09	50,000	49,722
Oracle, Unscd. Notes	5.00	1/15/11	50,000	50,094
				99,816
Telecommunications–2.1%				
BellSouth, Sr. Unscd. Notes	6.00	10/15/11	100,000	103,042
Cisco Systems, Sr. Unscd. Notes	5.25	2/22/11	100,000	101,133
Motorola, Unscd. Notes	7.63	11/15/10	50,000	53,407
				257,582
U.S. Government Agencies/ Mortgage-Backed–42.4%				
Federal Home Loan Mortgage Corp.:				
4.50%, 12/1/19			798,667	773,598
5.00%, 11/1/33–7/1/35			646,904	622,002
5.50%, 12/1/18–10/1/21			661,988	664,054
5.65%, 2/1/37			47,439 [a]	47,495
5.72%, 2/1/37			89,830 [a]	90,906
5.96%, 1/1/37			87,708 [a]	88,908
6.00%, 10/1/19–9/1/34			252,886	256,970
6.50%, 8/1/12			96,704	99,327
7.00%, 1/1/36			180,560	188,038

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
U.S. Government Agencies/ Mortgage-Backed (continued)		
Federal National Mortgage Association:		
4.00%, 3/1/21	91,496	86,272
5.00%, 7/1/19−11/1/34	882,228	865,005
5.50%, 12/1/16	175,000 d	175,191
5.50%, 7/1/17−8/1/35	583,465	581,848
5.76%, 4/1/37	94,203 a	95,211
6.00%, 8/1/17	142,573	145,362
6.50%, 7/1/33	108,271	111,705
7.00%, 4/1/32	86,735	90,854
Government National Mortgage Association I		
5.00%, 9/15/33−1/15/34	178,961	173,955
		5,156,701
U.S. Government Securities−3.3%		
U.S. Treasury Bonds		
6.25%, 5/15/30	295,000	354,807
U.S. Treasury Notes		
4.88%, 7/31/11	40,000	41,172
		395,979
Total Bonds and Notes (cost $11,288,922)		**11,343,103**

Short-Term Investment−.8%	Principal Amount ($)	Value ($)
U.S. Treasury Bill		
4.00%, 12/20/07 (cost $94,483)	95,000 e	**94,499**

Other Investment−3.2%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred
  Plus Money Market Fund
  (cost $384,000)
	384,000 ^f	**384,000**

Total Investments (cost $11,767,405)	**97.3%**	**11,821,602**
Cash and Receivables (Net)	**2.7%**	**333,106**
Net Assets	**100.0%**	**12,154,708**

^a *Variable rate security—interest rate subject to periodic change.*

^b *Notional face amount shown.*

^c *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, this security amounted to $50,025 or .4% of net assets.*

^d *Purchased on a forward commitment basis.*

^e *All or partially held by a broker as collateral for open financial futures positions.*

^f *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
U.S. Government & Agencies	45.7	Short-Term/Money Market Investment	4.0
Corporate Bonds	28.2	Foreign/Governmental	.4
Asset/Mortgage-Backed	19.0		**97.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2007 ($)
Financial Futures Long				
U.S. Treasury 10 year Notes	13	1,430,203	December 2007	6,971
U.S. Treasury 30 year Bonds	9	1,013,344	December 2007	7,629
10 Year Euro-Bond	4	655,841	December 2007	6,331
Australian 10 Year Bonds	8	731,284	December 2007	(8,320)
Financial Futures Short				
U.S. Treasury 2 year Notes	1	(207,109)	December 2007	356
U.S. Treasury 5 year Notes	1	(107,344)	December 2007	356
Canadian 10 Year Bonds	1	(118,751)	December 2007	(291)
British Long Gilt	4	(891,599)	December 2007	(1,096)
Japanese 10 Year Bond	4	(472,186)	December 2007	(4,314)
				7,622

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

October 31, 2007

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
U.S. Treasury 10 Year Notes November 2007 @ 110	200,000	(1,188)
Put Options		
U.S. Treasury 10 Year Notes November 2007 @ 109	200,000	(437)
(Premiums received $2,582)		**(1,625)**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	11,383,405	11,437,602
Affiliated issuers	384,000	384,000
Cash		4,552
Receivable for investment securities sold		477,993
Receivable for open mortgage-backed dollar rolls–Note 4		176,233
Dividends and interest receivable		93,195
Receivable for shares of Common Stock subscribed		75,500
Unrealized appreciation on forward currency exchange contracts–Note 4		62,354
Prepaid expenses		6,195
		12,717,624
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		9,460
Payable for open mortgage-backed dollar rolls–Note 4		351,394
Unrealized depreciation on forward currency exchange contracts–Note 4		106,346
Payable for investment securities purchased		25,203
Payable for futures variation margin–Note 4		17,105
Payable for shares of Common Stock redeemed		6,790
Outstanding options written, at value (premiums received $2,582)–See Statement of Options Written–Note 4		1,625
Accrued expenses		44,993
		562,916
Net Assets ($)		12,154,708
Composition of Net Assets ($):		
Paid-in capital		12,056,579
Accumulated undistributed investment income–net		132,397
Accumulated net realized gain (loss) on investments		(53,052)
Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions (including $7,622 net unrealized appreciation on financial futures)		18,784
Net Assets ($)		12,154,708

Net Asset Value Per Share

	Class A	Class C	Class I
Net Assets ($)	10,512,348	1,043,608	598,752
Shares Outstanding	833,228	82,949	47,428
Net Asset Value Per Share ($)	**12.62**	**12.58**	**12.62**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Interest	612,422
Dividends;	
Affiliated issuers	24,279
Total Income	**636,701**
Expenses:	
Management fee–Note 3(a)	65,546
Registration fees	58,770
Auditing fees	39,907
Shareholder servicing costs–Note 3(c)	29,603
Custodian fees–Note 3(c)	11,696
Prospectus and shareholders' reports	9,202
Distribution fees–Note 3(b)	8,594
Directors' fees and expenses–Note 3(d)	803
Legal fees	172
Loan commitment fees–Note 2	72
Miscellaneous	23,183
Total Expenses	**247,548**
Less–expense reimbursement from	
The Dreyfus Corporation due to undertaking–Note 3(a)	(133,159)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(1,116)
Net Expenses	**113,273**
Investment Income–Net	**523,428**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	33,512
Net realized gain (loss) on financial futures	778
Net realized gain (loss) on forward currency exchange contracts	(75,956)
Net Realized Gain (Loss)	**(41,666)**
Net unrealized appreciation (depreciation) on investments, foreign currency transactions and options transactions [including ($10,834) net unrealized (depreciation) on financial futures]	(74,456)
Net Realized and Unrealized Gain (Loss) on Investments	**(116,122)**
Net Increase in Net Assets Resulting from Operations	**407,306**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006[b]
Operations ($):		
Investment income−net	523,428	259,642
Net realized gain (loss) on investments	(41,666)	50,972
Net unrealized appreciation (depreciation) on investments	(74,456)	93,240
Net Increase (Decrease) in Net Assets Resulting from Operations	**407,306**	**403,854**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(419,622)	(135,349)
Class C shares	(38,774)	(6,088)
Class I shares	(25,611)	(8,012)
Net realized gain on investments:		
Class A shares	(68,019)	−
Class C shares	(7,649)	−
Class I shares	(3,907)	−
Total Dividends	**(563,582)**	**(149,449)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	655,488	9,647,803
Class C shares	316,237	963,446
Class I shares	−	556,000
Dividends reinvested:		
Class A shares	484,809	134,854
Class C shares	22,864	6,088
Class I shares	29,517	8,012
Cost of shares redeemed:		
Class A shares	(500,598)	(2,513)
Class C shares	(265,428)	−
Increase (Decrease) in Net Assets from Capital Stock Transactions	**742,889**	**11,313,690**
Total Increase (Decrease) in Net Assets	**586,613**	**11,568,095**
Net Assets ($):		
Beginning of Period	11,568,095	−
End of Period	**12,154,708**	**11,568,095**
Undistributed investment income−net	132,397	109,807

STATEMENT OF CHANGES IN NET ASSETS *(continued)*

	Year Ended October 31,	
	2007[a]	2006[b]
Capital Share Transactions:		
Class A		
Shares sold	52,259	771,527
Shares issued for dividends reinvested	38,679	10,881
Shares redeemed	(39,916)	(202)
Net Increase (Decrease) in Shares Outstanding	**51,022**	**782,206**
Class C		
Shares sold	25,205	76,664
Shares issued for dividends reinvested	1,825	492
Shares redeemed	(21,237)	–
Net Increase (Decrease) in Shares Outstanding	**5,793**	**77,156**
Class I		
Shares sold	–	44,426
Shares issued for dividends reinvested	2,355	647
Net Increase (Decrease) in Shares Outstanding	**2,355**	**45,073**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From March 15, 2006 (commencement of operations) to October 31, 2006.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,	
Class A Shares	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.79	12.50
Investment Operations:		
Investment income—net[b]	.56	.32
Net realized and unrealized gain (loss) on investments	(.11)	.16
Total from Investment Operations	.45	.48
Distributions:		
Dividends from investment income—net	(.53)	(.19)
Dividends from net realized gain on investments	(.09)	–
Total Distributions	(.62)	(.19)
Net asset value, end of period	12.62	12.79
Total Return (%)[c]	3.57	3.86[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.01	3.32[e]
Ratio of net expenses to average net assets	.89	.88[e]
Ratio of net investment income to average net assets	4.45	3.99[e]
Portfolio Turnover Rate[f]	75.04	104.30[d]
Net Assets, end of period ($ x 1,000)	10,512	10,006

[a] From March 15, 2006 (commencement of operations) to October 31, 2006.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.
[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007 and October 31, 2006, were 51.54% and 101.24%, respectively.

See notes to financial statements.

	Year Ended October 31,	
Class C Shares	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	12.77	12.50
Investment Operations:		
Investment income–net[b]	.47	.25
Net realized and unrealized gain (loss) on investments	(.13)	.17
Total from Investment Operations	.34	.42
Distributions:		
Dividends from investment income–net	(.44)	(.15)
Dividends from net realized gain on investments	(.09)	–
Total Distributions	(.53)	(.15)
Net asset value, end of period	12.58	12.77
Total Return (%)[c]	2.73	3.41[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.79	4.12[e]
Ratio of net expenses to average net assets	1.64	1.61[e]
Ratio of net investment income to average net assets	3.71	3.28[e]
Portfolio Turnover Rate[f]	75.04	104.30[d]
Net Assets, end of period ($ x 1,000)	1,044	985

[a] From March 15, 2006 (commencement of operations) to October 31, 2006.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007 and October 31, 2006 were 51.54% and 101.24%, respectively.

See notes to financial statements.

| | Year Ended October 31, | |
Class I Shares	2007[a]	2006[b]
Per Share Data ($):		
Net asset value, beginning of period	12.80	12.50
Investment Operations:		
Investment income—net[c]	.59	.33
Net realized and unrealized gain (loss) on investments	(.12)	.17
Total from Investment Operations	.47	.50
Distributions:		
Dividends from investment income—net	(.56)	(.20)
Dividends from net realized gain on investments	(.09)	–
Total Distributions	(.65)	(.20)
Net asset value, end of period	12.62	12.80
Total Return (%)	3.75	4.04[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.78	3.08[e]
Ratio of net expenses to average net assets	.64	.63[e]
Ratio of net investment income to average net assets	4.70	4.25[e]
Portfolio Turnover Rate[f]	75.04	104.30[d]
Net Assets, end of period ($ x 1,000)	599	577

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*

[b] *From March 15, 2006 (commencement of operations) to October 31, 2006.*

[c] *Based on average shares outstanding at each month end.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended October 31, 2007 and October 31, 2006 were 51.54% and 101.24%, respectively.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Total Return Advantage Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering twelve series, including the fund. The fund's investment objective seeks to maximize total return through capital appreciation and income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation ('Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation ("the Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class I (100 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of October 31, 2007, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 767,131 of Class A, 42,223 of Class C and 42,765 of Class I shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Dividends to shareholders: It is the policy of the fund to declare and pay dividends from investment income-net, quarterly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On October 31, 2007, the Board of Directors declared a cash dividend of $.139, $.109 and $.147 per share from undistributed investment income-net for Class A, Class C and Class I, respectively, payable on November 1, 2007 (ex-dividend date), to shareholders of record as of the close of business on October 31, 2007.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $132,397, accumulated capital losses $59,164 and unrealized appreciation $24,896.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to October 31, 2007. If not applied, the carryover expires in fiscal 2015.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were as follows: ordinary income $507,935 and $149,449 and long-term capital gains $55,647 and $0, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization of premiums and paydown gains and losses on mortgage-backed securities, the fund decreased accumulated undistributed investment income-net by $16,831 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .55% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken from November 1, 2006, through October 31, 2008, that, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest expense, commitment fees, shareholder services plan fees and extraordinary expenses, exceed an annual rate of .65% of the value of the fund's average daily net assets, the fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense. The expense reimbursement, pursuant to the undertaking, amounted to $133,159 during the period ended October 31, 2007.

During the period ended October 31, 2007, the Distributor retained $72 from commissions earned on sales of the fund's Class A shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing its shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended October 31, 2007, Class C shares were charged $8,594 pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A and Class C shares were charged $25,466 and $2,865, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $800 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2007, the fund was charged $11,696 pursuant to the custody agreement.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $5,268, Rule 12b-1 distribution plan fees $728, shareholder services plan

fees $2,454, custodian fees $7,719 chief compliance officer fees $2,812 and transfer agency per account fees $156, which are offset against an expense reimbursement currently in effect in the amount of $9,677.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions and forward currency exchange contracts during the period ended October 31, 2007, amounted to $9,186,140 and $8,744,303, respectively, of which $2,737,564 in purchases and $2,738,850 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board

of Trade on which the contract is traded and is subject to change. Contracts open October 31, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended October 31, 2007:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)
Contracts outstanding October 31, 2006	–	–
Contracts written	4,000	2,582
Contracts outstanding October 31, 2007	**4,000**	**2,582**

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 12/19/2007	491,000	989,129	1,018,442	29,313
Japanese Yen, expiring 12/19/2007	24,002,000	207,695	209,321	1,626
New Zealand Dollar, expiring 12/19/2007	399,000	273,992	305,407	31,415
Sales:		**Proceeds ($)**		
Australian Dollar, expiring 12/19/2007	484,000	419,311	447,366	(28,055)
Canadian Dollar, expiring 12/19/2007	261,000	248,229	274,855	(26,626)
Euro, expiring 12/19/2007	138,000	193,657	199,780	(6,123)

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales (continued):				
Norwegian Krone, expiring 12/19/2007	1,987,000	348,600	368,279	(19,679)
Swedish Krone, expiring 12/19/2007	761,000	111,519	119,731	(8,212)
Swiss Franc, expiring 12/19/2007	851,000	718,874	736,525	(17,651)
Total				**(43,992)**

At October 31, 2007, the cost of investments for federal income tax purposes was $11,781,356; accordingly, accumulated net unrealized appreciation on investments was $40,246, consisting of $91,455 gross unrealized appreciation and $51,209 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Dreyfus Premier Total Return Advantage Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments, financial futures and securities sold short, of Dreyfus Premier Total Return Advantage Fund (one of the fund's comprising Advantage Funds, Inc.) as of October 31, 2007, and the related statements of operations for the year then ended and the changes in net assets and financial highlights for the periods indicated. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007 by correspondence with the custodian and others. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Premier Total Return Advantage Fund at October 31, 2007, and the results of its operations for the year then ended and the changes in its net assets and the financial highlights for the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 99.69% of ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for “interest related dividends. Also, the fund hereby designates $.0600 per share as a long-term capital gain distribution and $.0258 per share as a short-term capital gain distribution paid on December 28, 2006.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 65

David P. Feldman (67)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 49

James F. Henry (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 40

Ehud Houminer (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 40

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:
• Editor-in-Chief of The New Republic Magazine
• Lecturer in Social Studies at Harvard University (1965-2002)
• Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:
• American Council of Trustees and Alumni, Director
• Pershing Square Capital Management, Adviser
• Montefiore Ventures, General Partner
• Harvard Center for Blood Research, Trustee
• Bard College, Trustee
• Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 40

—————————

Anne Wexler (77)
Board Member (1996)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 49

—————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

For More Information

**Dreyfus Premier
Total Return
Advantage Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DTRAX | Class C: DTRCX | Class I: DTRRX |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6066AR1007

Global Alpha Fund

ANNUAL REPORT October 31, 2007



Dreyfus
A BNY Mellon Company℠

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Global Alpha Fund, covering the 12-month period from November 1, 2006, through October 31, 2007.

After an extended period of steady gains, turmoil in U.S. credit markets over the summer of 2007 has led to heightened volatility in many international equity markets. Nonetheless, fundamentals in the global economy have remained relatively robust, particularly in the "Greater China" region, and recent rate cuts in the United States helped to sustain market rebounds in many regions of the world.

While we expect the global expansion to continue, it probably will do so at a slower rate as U.S. consumer spending moderates and as some high-flying emerging markets, notably China, take steps to reduce unsustainably high growth rates by tightening their respective monetary policies. However, the U.S. dollar has declined against most major currencies throughout most of the reporting period, making investments denominated in foreign currencies more valuable for U.S. residents. Lastly, a stubborn U.S. trade deficit and stronger economic growth in overseas markets continue to attract global capital away from U.S. markets and toward those with higher potential returns. As always, we encourage you to discuss these developments with your financial advisor, who can help you make any adjustments that may be right for your portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2006, through October 31, 2007, as provided by Helen Potter, Portfolio Manager

Fund and Market Performance Overview

Despite headwinds from a slowing U.S. economy and a credit crisis that originated in the U.S. bond market's sub-prime mortgage sector, international equities generally advanced due to robust economic growth, vigorous mergers-and-acquisitions ("M&A") activity and strong corporate profit growth. The fund's returns lagged its benchmark, primarily due to its underexposure to the currencies of certain commodity-exporting countries.

For the 12-month period ended October 31, 2007, Global Alpha Fund produced total returns of 9.53% for Class A shares, 8.80% for Class C shares, 9.86% for Class I shares and 9.26% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index comprised of 60% Morgan Stanley Capital International World Index (half-hedged) and 40% Citigroup World Government Bond Index 1+ World Index (half-hedged), produced a total return of 13.53% for the reporting period.[2] Separately, the Morgan Stanley Capital International World Index (half-hedged) produced a total return of 17.98%, and the Citigroup World Government Bond Index 1+ World Index (half-hedged) produced a 6.88% total return for the same period.

The Fund's Investment Approach

The fund seeks total return through investments in securities and instruments that provide exposure to global stock, bond and currency markets. The strategy utilizes a proprietary, fundamentals-based quantitative model to construct and optimally integrate a diverse set of four alpha-generating signals: stock markets vs. bond markets within each country, country allocation among equity markets, country allocation among sovereign bond markets, and currency allocation. Our quantitative investment approach is designed to identify and exploit these relative misvaluations across and within major developed capital markets such as the United States, Canada, Japan, Australia and Western Europe.

Strong Economic Growth Supported International Financial Markets

Accelerating economic growth across numerous geographic regions fueled gains in international equity markets. In Europe, impressive corporate earnings growth and ongoing M&A activity bolstered stock prices. However, U.S. equities did not keep pace as turmoil in the sub-prime mortgage market caused investors to reassess their attitudes toward risk. Concerns regarding the effects of lackluster consumer spending on the domestic economy also limited gains for U.S. stocks.

In this environment, global equities appeared more attractive to us than global bonds. Therefore, for the majority of the reporting period, the fund maintained heavier exposure to stronger-performing global equities, which benefited the fund's returns. The fund's overweighted allocation to Spanish and Hong Kong equities proved particularly advantageous. We had determined that these strong-performing markets were undervalued, both compared to global equity markets and relative to each country's bond markets.

The fund also received robust contributions from foreign currencies. A larger relative weighting in the U.K. pound, New Zealand dollar and Japanese yen bolstered returns during the reporting period. Higher interest rates increased the attractiveness of the currencies of the United Kingdom and New Zealand, while overexposure to an undervalued yen proved favorable as Japan's currency began appreciating over the summer.

Certain Currencies Weighed on Fund

However, the greatest detractor from fund performance was its underweighted exposure to the currencies of certain commodity-exporting countries. Strong oil and precious metal export prices helped support the economies of Australia, Norway and Canada. However, our analysis showed that the Australia dollar and Norwegian kroner were overvalued, and an underweighted position in these currencies proved detrimental. Canada's interest rates relative to other economies made its currency appear unattractive to us. However, the Canadian dollar remained strong, valuing at parity with the U.S. dollar during the reporting period, its strongest valuation in decades.

Japanese equities also hurt the fund's relative performance due to sluggish U.S. demand for Japanese imports, which was precipitated by a slowing American economy and the credit crisis. Underexposure to German equity markets also worked against the fund. Our data showed that German equities were overvalued and less attractive than German bonds, but strong earnings growth and a more muted role by labor unions allowed German stocks to post greater gains than other European markets.

The Fund's Primary Focus Is Long-Term Value

According to our quantitative models, Japan appears to be a desirable equity market relative to other global equity markets and to local Japanese bond returns. Australian bonds appear likely to outperform other bond markets and, in currency markets, the U.K. pound has remained attractive to us. We currently estimate that the U.S. dollar could be under-valued by as much as 15% and may appreciate in value in the near-term. Finally, we believe the Swiss franc is overvalued, and that U.K. bonds are unattractive when compared to expected returns in other bond markets and the equity risk premium in the United Kingdom.

In our view, these strategies position the fund well for today's global economic and market environments. As always, we have maintained a strategy that focuses on the long-term horizon, making adjustments based not on short-term movements but on long-term value.

November 15, 2007

Investing in foreign companies involves special risks, including changes in currency rates, political, economic and social instability, a lack of comprehensive company information, differing auditing and legal standards, and less market liquidity. An investment in this fund should be considered only as a supplement to an overall investment program.

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A or Class T shares, or the applicable contingent deferred sales charge imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation in effect through October 31, 2007, at which time it was terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCES: Morgan Stanley Capital International and Citigroup – Reflects reinvestment of net dividends and, where applicable, capital gain distributions. The Morgan Stanley Capital International (MSCI) World Index is an unmanaged index of global stock market performance, including the United States, Canada, Europe, Australia, New Zealand and the Far East. The Citigroup World Government Bond Index includes the 22 government bond markets.*

FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Global Alpha Fund Class A shares, Class C shares, Class I shares and Class T shares with the Morgan Stanley Capital International World Index (half-hedged), the Citigroup World Government Bond Index 1 + World Index (half-hedged) and the Hybrid Index

†   *Source: FactSet*

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class A, Class C, Class I and Class T shares of Global Alpha Fund on May 2, 2006 (inception date) to a $10,000 investment made on that date in each of the following: the Morgan Stanley Capital International World Index (the "MSCI Index") (half-hedged); the Citigroup World Government Bond Index 1 + World Index (the "CWGB Index") (half-hedged); and an unmanaged hybrid index composed of 60% MSCI Index and 40% CWGB Index (the "Hybrid Index") (half-hedged). Returns assume all dividends and capital gain distributions are reinvested.

The fund invests primarily in instruments that provide exposure to global equity, bond and currency markets. The fund's performance shown in the line graph takes into account the maximum initial sales charge on Class A Shares, Class T shares and all other applicable fees and expenses on all classes. The MSCI Index (half-hedged) is an unmanaged index of global stock market performance, including the United States, Canada, Australia, New Zealand and the Far East and includes net dividends reinvested. The CWGB Index (half-hedged) is an unmanaged index that tracks the performance of 22 government bond markets. The indices do not take into account charges, fees and other expenses. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 10/31/07*

	Inception Date	1 Year	From Inception
Class A shares			
with maximum sales charge (5.75%)	**5/2/06**	**3.21%**	**6.10%**
without sales charge	**5/2/06**	**9.53%**	**10.35%**
Class C shares			
with applicable redemption charge †	**5/2/06**	**7.80%**	**9.53%**
without redemption	**5/2/06**	**8.80%**	**9.53%**
Class I shares	**5/2/06**	**9.86%**	**10.63%**
Class T shares			
with applicable sales charge (4.5%)	**5/2/06**	**4.36%**	**6.73%**
without sales charge	**5/2/06**	**9.26%**	**10.06%**

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

† *The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Global Alpha Fund from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended October 31, 2007

	Class A	Class C	Class I	Class T
Expenses paid per $1,000††	$ 7.22	$ 11.14	$ 5.84	$ 8.24
Ending value (after expenses)	$1,031.90	$1,027.70	$1,033.20	$1,030.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

	Class A	Class C	Class I	Class T
Expenses paid per $1,000††	$ 7.17	$ 11.07	$ 5.80	$ 8.19
Ending value (after expenses)	$1,018.10	$1,014.22	$1,019.46	$1,017.09

† Expenses are equal to the fund's annualized expense ratio of 1.41% for Class A, 2.18% for Class C, 1.14% for Class I and 1.61% for Class T, multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

October 31, 2007

Common Stocks—37.8%	Shares		Value ($)
Austria—.2%			
Andritz	520		38,195
Erste Bank der Oesterreichischen Sparkassen	1,603		129,872
IMMOEAST	3,657	a	44,442
IMMOFINANZ	3,449		40,917
Meinl European Land	2,613	a	36,594
OMV	1,535		114,613
Raiffeisen International Bank-Holding	353		58,271
Telekom Austria	2,985		85,507
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	759		50,084
Voestalpine	1,110		99,678
Wiener Staedtische Versicherung	354		26,068
Wienerberger	726		45,165
			769,406
Belgium—.4%			
AGFA-Gevaert	1,266		17,565
Bekaert	176		24,185
Belgacom	1,635		78,036
Colruyt	205		43,791
Delhaize Group	735		69,618
Dexia	4,616		147,855
Fortis	17,906		571,475
Groupe Bruxelles Lambert	738		94,129
Groupe Bruxelles Lambert (Strip)	31	a	1
InBev	1,682		158,563
KBC Groep	1,596		223,282
Mobistar	324		29,278
Solvay	597		90,612
UCB	999		58,564
Umicore	262		65,196
			1,672,150
Bermuda—.4%			
Accenture, Cl. A	5,476		213,838
ACE	3,037		184,073
Axis Capital Holdings	1,327		52,735
Covidien	4,567		189,987

Common Stocks (continued)	Shares	Value ($)
Bermuda (continued)		
Everest Re Group	599	63,817
Ingersoll-Rand, Cl. A	2,798	140,879
Marvell Technology Group	4,683 [a]	84,434
Nabors Industries	2,650 [a]	74,412
PartnerRe	460	38,295
RenaissanceRe Holdings	560	32,670
Tyco Electronics	4,577	163,262
Tyco International	4,562	187,818
Weatherford International	3,113 [a]	202,065
XL Capital, Cl. A	1,629	117,207
		1,745,492
Canada−.0%		
Tim Hortons	1,906	**72,237**
Cayman Islands−.1%		
Garmin	1,111	119,321
Seagate Technology	5,056	140,759
		260,080
Denmark−.3%		
AP Moller−Maersk, Cl. B	11	151,596
Carlsberg, Cl. B	329	44,255
Coloplast, Cl. B	271	26,196
Danisco	417	32,053
Danske Bank	3,463	152,418
DSV	2,023	53,404
FLSmidth & Co.	523	56,646
GN Store Nord	1,864 [a]	19,809
Jyske Bank	547 [a]	45,018
NKT Holding	293	31,906
Novo Nordisk, Cl. B	2,126	263,282
Novozymes, Cl. B	471	51,197
Sydbank	599	27,527
Topdanmark	179 [a]	30,506
TrygVesta	274	21,699
Vestas Wind Systems	1,717 [a]	152,975
William Demant Holding	266 [a]	24,344
		1,184,831

Common Stocks (continued)	Shares	Value ($)
Finland—.6%		
Amer Sports, Cl. A	1,079	28,661
Elisa	1,470	43,534
Fortum	3,962	171,559
Kesko, Cl. B	671	40,073
Kone, Cl. B	781	64,484
Konecranes	778	34,780
Metso	1,241	75,336
Neste Oil	1,236	44,365
Nokia	35,668	1,411,333
Nokian Renkaat	1,056	39,722
OKO Bank, Cl. A	1,013	21,690
Orion, Cl. B	929	23,816
Outokumpu	1,157	43,103
Rautaruukki	854	48,803
Sampo, Cl. A	3,880	121,418
Sanoma-WSOY	938	27,046
Stora Enso, Cl. R	5,146	94,253
Tietoenator	832	20,379
UPM-Kymmene	4,546	101,614
Uponor	717	18,713
Wartsila, Cl. B	661	53,935
YIT	1,350	41,504
		2,570,121
Greece—.2%		
Alpha Bank	3,490	128,955
Coca-Cola Hellenic Bottling	1,067	66,131
Cosmote Mobile Communications	1,200	41,493
EFG Eurobank Ergasias	2,996	116,424
Hellenic Petroleum	1,214	18,898
Hellenic Telecommunications Organization	3,434	125,495
National Bank of Greece	3,714	257,808
OPAP	2,079	84,820
Piraeus Bank	3,072	123,021
Public Power	1,195	48,374
Titan Cement	488	23,764
		1,035,183

Common Stocks (continued)	Shares	Value ($)
Ireland−.2%		
Allied Irish Banks	7,584	189,160
Bank of Ireland	5,127	94,499
Bank of Ireland	3,626	66,833
C & C Group	3,158	25,495
CRH	5,031	191,573
DCC	1,007	27,025
Elan	4,174 [a]	98,523
Grafton Group (Units)	3,543 [a]	39,418
IAWS Group	1,393	32,836
Independent News & Media	7,864	28,841
Kerry Group, Cl. A	1,517	46,001
Kingspan Group	1,552	36,822
		877,026
Japan−5.9%		
77 Bank	4,000	27,033
Acom	870	20,794
Aderans Holdings	800	12,881
Advantest	1,600	46,016
Aeon	5,900	92,533
Aiful	1,150	27,155
Aisin Seiki	1,800	73,701
Ajinomoto	6,000	67,451
All Nippon Airways	8,000	30,826
Alps Electric	2,900	36,292
Amada	3,000	30,430
Aoyama Trading	600	15,612
Asahi Breweries	4,100	67,850
Asahi Glass	9,000	123,787
Asatsu-DK	800	26,742
Ashai Kasei	10,000	76,111
Astellas Pharma	4,900	216,719
Autobacs Seven	700	16,226
Bank of Kyoto	3,000	38,260
Bank of Yokohama	11,000	77,694
Benesse	800	29,848
Bridgestone	5,700	126,107
Canon	9,600	485,405

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Casio Computer	2,900	27,300
Central Japan Railway	14	144,835
Chiba Bank	8,000	64,092
Chiyoda	2,000	37,073
Chubu Electric Power	6,100	156,320
Chugai Pharmaceutical	2,800	48,495
Circle K Sunkus	1,100	16,819
Citizen Holdings	3,800	40,978
COMSYS Holdings	3,000	29,358
Credit Saison	1,900	60,314
CSK HOLDINGS	700	27,498
Dai Nippon Printing	6,000	87,077
Daicel Chemical Industries	3,000	22,197
Daido Steel	5,000	34,018
Daifuku	1,000	11,914
Daiichi Sankyo	6,400	182,178
Daikin Industries	2,400	120,590
Dainippon Ink and Chemicals	8,000	38,298
Daito Trust Construction	800	37,082
Daiwa House Industry	4,000	57,007
Daiwa Securities Group	13,000	125,303
Denki Kagaku Kogyo	8,000	47,013
Denso	4,300	173,890
Dentsu	20	52,450
Dowa Holdings	3,000	34,975
East Japan Railway	31	255,371
Eisai	2,300	96,543
Electric Power Development	1,500	59,504
Elpida Memory	1,000 [a]	34,113
FamilyMart	1,200	35,023
Fanuc	1,700	186,201
Fast Retailing	500	28,758
Fuji Electric Holdings	7,000	26,501
FUJIFILM Holdings	4,500	215,171
Fujikura	5,000	32,166
Fujitsu	17,000	134,112
Fukuoka Financial Group	8,000	51,462

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Furukawa Electric	6,000	28,786
Glory	1,100	36,611
Gunma Bank	5,000	35,527
Hankyu Hashin Holdings	12,000	56,289
Haseko	10,500 a	25,240
Hirose Electric	300	35,897
Hitachi	31,000	210,492
Hitachi Construction Machinery	1,200	49,036
Hokkaido Electric Power	2,000	43,111
Hokuhoku Financial Group	12,000	37,023
Honda Motor	14,100	528,743
HOYA	3,900	141,841
Ibiden	1,200	102,044
IHI CORPORATION	12,000	28,702
INPEX Holdings	8	86,732
Isetan	1,900	25,645
Itochu	14,000	178,363
J Front Retailing Co.	4,200	37,707
Jafco	600	24,607
Japan Real Estate Investment	5	61,826
Japan Retail Fund Investment	4	29,632
Japan Steel Works	4,000	65,681
Japan Tobacco	41	238,794
JFE Holdings, Inc.	5,200	303,978
JGC	2,000	40,115
Joyo Bank	7,000	43,302
JS Group	2,400	38,804
JSR	1,700	44,028
JTEKT	1,700	32,471
Kajima	9,000	31,871
Kaneka	3,000	26,607
Kansai Electric Power	6,900	155,406
Kao	5,000	143,520
Kawasaki Heavy Industries	13,000	47,344
Kawasaki Kisen Kaisha	5,000	69,340
KDDI	23	174,232
Keihin Electric Express Railway	6,000	36,764

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Keio	7,000	42,608
Keyence	300	69,131
Kintetsu	18,000	54,727
Kirin Holdings	8,000	111,887
Kobe Steel	24,000	86,211
Kokuyo	2,000	17,621
Komatsu	8,000	268,186
Konami	1,200	35,539
Konica Minolta Holdings	4,500	79,406
Kubota	10,000	84,146
Kuraray	3,500	45,451
Kurita Water Industries	1,600	53,204
Kyocera	1,500	127,110
Kyowa Hakko Kogyo	4,000	43,714
Kyushu Electric Power	3,500	85,281
Leopalace21	1,300	41,769
Makita	1,200	58,052
Marubeni	15,000	128,483
Marui Group	3,200	33,230
Matsumotokiyoshi Holdings	900	15,965
Matsushita Electric Industrial	18,000	344,261
Matsushita Electric Works	3,000	33,137
Mediceo Paltac Holdings	1,800	26,186
Meiji Dairies	4,000	21,171
Meitec	800	23,549
Millea Holdings	6,600	260,131
Minebea	5,000	34,640
Mitsubishi	12,300	382,655
Mitsubishi Chemical Holdings	10,000	82,542
Mitsubishi Electric	18,000	218,479
Mitsubishi Estate	11,000	328,904
Mitsubishi Gas Chemical	4,000	40,198
Mitsubishi Heavy Industries	29,000	169,330
Mitsubishi Materials	10,000	58,643
Mitsubishi Rayon	5,000	28,325
Mitsubishi Tanabe Pharma Corporation	3,000	34,482
Mitsubishi UFJ Financial Group	78,560	783,117

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Mitsui & Co.	15,000	390,224
Mitsui Chemicals	6,000	56,206
Mitsui Engineering & Shipbuilding	9,000	52,780
Mitsui Fudosan	8,000	221,028
Mitsui Mining & Smelting	6,000	25,428
Mitsui OSK Lines	10,000	165,197
Mitsui Sumitomo Insurance	11,000	125,527
Mitsui Trust Holdings	7,000	55,949
Mitsukoshi	7,000	32,486
Mizuho Financial Group	90	506,155
Murata Manufacturing	2,000	121,300
Namco Bandai Holdings	2,300	35,341
NEC	19,000	94,504
NGK Insulators	3,000	106,162
NGK Spark Plug	2,000	33,547
Nidec	1,100	82,887
Nikon	3,000	95,778
Nintendo	900	567,541
Nippon Building Fund	5	72,543
Nippon Electric Glass	3,000	50,868
Nippon Express	8,000	40,045
Nippon Light Metal	8,000	16,466
Nippon Meat Packers	3,000	30,296
Nippon Mining Holdings	8,000	75,411
Nippon Oil	12,000	106,559
Nippon Paper Group	9	27,039
Nippon Sheet Glass	6,000	36,430
Nippon Steel	52,000	344,983
Nippon Telegraph & Telephone	47	215,516
Nippon Yusen	10,000	103,249
Nishi-Nippon City Bank	7,000	20,756
Nissan Chemical Industries	3,000	41,326
Nissan Motor	20,600	237,516
Nisshin Steel	8,000	30,756
Nissin Food Products	1,000	31,415
Nitto Denko	1,500	73,217
Nomura Holdings	16,200	288,831

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Nomura Real Estate Office Fund	3	30,253
Nomura Research Institute	1,200	42,242
NSK	4,000	35,590
NTN	4,000	38,061
NTT Data	12	54,531
NTT DoCoMo	147	213,188
Obayashi	6,000	30,224
Odakyu Electric Railway	8,000	55,991
OJI Paper	7,000	32,049
OKUMA	2,000	28,285
Olympus	2,000	83,694
Omron	2,100	51,448
Oriental Land	700	41,567
ORIX	860	175,140
Osaka Gas	20,000	77,801
Promise	950	28,538
Rakuten	69	33,639
Resona Holdings	53	94,049
Ricoh	6,000	118,368
Rohm	1,000	87,463
Ryohin Keikaku	500	31,504
Sankyo	700	29,857
Sanwa Holdings	3,000	15,806
Sanyo Electric	20,000 [a]	33,007
Sapporo Hokuyo Holdings	4	41,154
SBI Holdings	86	27,124
Secom	2,000	102,719
Sega Sammy Holdings	2,100	28,924
Seiko Epson	1,300	30,952
Sekisui Chemical	4,000	27,335
Sekisui House	4,000	51,173
Seven & I Holdings	7,200	185,501
Sharp	9,000	141,791
Shimachu	700	20,059
Shimamura	300	29,184
Shimizu	6,000	31,335
Shin-Etsu Chemical	3,600	230,763

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Shinsei Bank	16,000	51,731
Shionogi & Co.	3,000	51,196
Shiseido	3,000	72,368
Shizuoka Bank	6,000	62,804
Showa Denko	10,000	39,021
Showa Shell Sekiyu	2,900	34,261
SMC	500	67,023
Softbank	6,800	158,646
Sojitz	9,800	45,055
Sompo Japan Insurance	8,000	93,444
Sony	9,200	454,852
Stanley Electric	1,600	35,539
SUMCO	1,100	40,047
Sumitomo	9,700	169,119
Sumitomo Bakelite	5,000	30,575
Sumitomo Chemical	14,000	124,252
Sumitomo Electric Industries	6,500	104,735
Sumitomo Heavy Industries	5,000	66,157
Sumitomo Metal Industries	37,000	182,448
Sumitomo Metal Mining	5,000	111,391
Sumitomo Mitsui Financial Group	60	489,932
Sumitomo Realty & Development	4,000	140,859
Sumitomo Rubber Industries	2,900	35,453
Sumitomo Trust & Banking	12,000	89,178
Suruga Bank	2,000	26,307
Suzuken	900	29,093
T & D Holdings	1,850	111,099
Taiheiyo Cement	9,000	28,248
Taisei	9,000	27,053
Taisho Pharmaceutical	2,000	38,492
Taiyo Nippon Sanso	4,000	35,568
Taiyo Yuden	2,000	33,172
Takara Holdings	3,000	17,609
Takashimaya	3,000	36,420
Takeda Pharmaceutical	7,500	468,449
Takefuji	1,330	34,012

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
TDK	1,200	98,643
Teijin	8,000	38,576
Terumo	1,600	77,994
THK	1,300	28,611
Tobu Railway	9,000	42,448
Tohoku Electric Power	4,000	84,454
Tokai Rika	800	23,555
Tokuyama	2,000	28,081
Tokyo Electric Power	11,000	279,256
Tokyo Electron	1,600	93,716
Tokyo Gas	21,000	93,925
Tokyo Tatemono	3,000	38,502
Tokyu	11,000	71,459
Tokyu Land	4,000	41,237
TonenGeneral Sekiyu	4,000	40,396
Toppan Printing	6,000	58,590
Toray Industries	12,000	92,543
Toshiba	28,000	236,265
Tosoh	6,000	38,274
TOTO	3,000	21,724
Toyo Seikan Kaisha	1,800	32,593
Toyota Industries	1,700	72,666
Toyota Motor	24,400	1,394,878
Toyota Tsusho	2,200	61,565
Trend Micro	1,500	67,139
Ube Industries	10,000	35,835
Uni-Charm	600	35,759
UNY	3,000	25,945
West Japan Railway	16	80,039
Yahoo! Japan	152	67,478
Yakult Honsha	1,300	30,115
Yamada Denki	800	82,399
Yamaha	1,900	44,262
Yamaha Motor	1,800	51,272
Yamato Holdings	4,000	58,746
Yaskawa Electric	3,000	40,235

Common Stocks (continued)	Shares	Value ($)
Japan (continued)		
Yokogawa Electric	2,500	31,562
Zeon	3,000	28,272
		26,671,242
Luxembourg−.0%		
Oriflame Cosmetics	490	**29,580**
New Zealand−.0%		
Auckland International Airport	19,141	42,431
Fletcher Building	5,808	53,214
Sky City Entertainment Group	7,890	32,709
Telecom of New Zealand	14,019	46,995
		175,349
Norway−.3%		
Acergy	1,852	53,245
Aker Kvaerner	1,785	61,913
DNB NOR	6,638	108,964
Frontline	598	26,842
Marine Harvest	24,155 [a]	24,373
Norsk Hydro	7,636	111,608
Norske Skogindustrier	2,033	22,248
Orkla	7,958	147,164
Petroleum Geo-Services	1,588	46,538
Prosafe Se	2,146	37,894
Schibsted	645	36,489
SeaDrill	2,638 [a]	62,508
Statoil Hydro	11,455	385,855
Storebrand	2,712	38,532
Telenor	7,659 [a]	178,997
TGS Nopec Geophysical	1,149 [a]	19,181
Yara International	1,930	74,371
		1,436,722
Panama−.0%		
McDermott International	2,074 [a]	**126,638**
Portugal−.1%		
Banco BPI	2,091	18,272
Banco Comercial Portugues, Cl. R	21,481	103,799
Banco Espirito Santo	2,213	53,532
Brisa-Auto Estradas de Portugal	3,020	42,818

Common Stocks (continued)	Shares	Value ($)
Portugal (continued)		
Energias de Portugal	18,932	121,611
Portugal Telecom	6,626	88,672
PT Multimedia Servicos	1,167	15,851
Sonae	11,813	34,523
		479,078
Singapore−.4%		
Ascendas Real Estate Investment Trust	14,000	25,028
Capitacommercial Trust	14,000	25,995
CapitaLand	16,000	89,948
CapitaMall Trust	14,000	35,368
City Developments	6,000	66,288
ComfortDelgro	21,000	28,243
DBS Group Holdings	10,000	156,021
Flextronics International	10,060 [a]	123,839
Fraser & Neave	4,000	16,774
Keppel	11,000	113,361
Keppel Land	5,000	28,880
Oversea-Chinese Banking	23,000	147,639
SembCorp Industries	10,000	41,213
Singapore Airlines	6,866	93,622
Singapore Exchange	9,000	98,869
Singapore Press Holdings	16,000	50,895
Singapore Technologies Engineering	15,000	39,620
Singapore Telecommunications	70,000	198,584
United Overseas Bank	11,000	164,767
Venture	4,000	38,909
		1,583,863
Sweden−.7%		
Alfa Laval	931	73,618
Assa Abloy, Cl. B	2,921	61,073
Atlas Copco, Cl. A	5,995	100,135
Atlas Copco, Cl. B	4,341	67,560
Boliden	2,756	48,525
Castellum	1,765	22,336
Electrolux, Ser. B	2,817	54,360
Elekta, Cl. B	960	18,487
Eniro	2,015	25,737

Common Stocks (continued)	Shares	Value ($)
Sweden (continued)		
Eniro (Rights)	2,015 [a]	580
Fabege	1,563	18,551
Getinge, Cl. B	1,644	43,419
Hennes & Mauritz, Cl. B	4,206	279,690
Holmen, Cl. B	391	15,367
Husqvarna, Cl. B	3,063	36,836
Kungsleden	1,530	21,767
Lundin Petroleum	2,300 [a]	27,570
Modern Times Group, Cl. B	516	36,219
Nobia	1,743	15,276
Nordea Bank	18,018	321,775
OMX	955	40,085
Sandvik	8,746	164,990
Securitas, Cl. B	3,280	41,380
Skandinaviska Enskilda Banken, Cl. A	4,008	122,551
Skanska, Cl. B	3,655	72,111
SKF, Cl. B	4,010	77,696
Ssab Svenskt Stal, Ser. A	2,633	85,268
Svenska Cellulosa, Cl. B	4,404	77,541
Svenska Handelsbanken, Cl. A	4,023	133,128
Swedish Match	2,100	46,879
Tele2, Cl. B	3,036	71,353
Telefonaktiebolaget LM Ericsson, Cl. B	131,201	391,885
TeliaSonera	19,836	194,896
Trelleborg, Cl. B	1,024	25,998
Volvo, Cl. A	4,354	84,361
Volvo, Cl. B	9,641	187,558
		3,106,561
United Kingdom−.0%		
Willis Group Holdings	1,220	**51,643**
United States−28.0%		
3M	6,265	541,045
Abbott Laboratories	14,091	769,650
Abercrombie & Fitch, Cl. A	830	65,736
Activision	3,683 [a]	87,103
ADC Telecommunications	1,195 [a]	22,347
Adobe Systems	5,419 [a]	259,570

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Advance Auto Parts	850	29,002
Advanced Micro Devices	5,212 [a]	68,173
AES	6,213 [a]	133,020
Aetna	4,719	265,066
Affiliated Computer Services, Cl. A	740 [a]	37,488
Aflac	4,505	282,824
Agilent Technologies	3,749 [a]	138,151
Air Products & Chemicals	2,002	195,896
Akamai Technologies	1,395 [a]	54,670
Alcoa	7,996	316,562
Allegheny Technologies	861	87,968
Alliant Energy	930	37,200
Allied Capital	1,230	36,260
Allstate	5,305	277,982
Alltel	3,186	226,684
Altera	3,342	65,570
Altria Group	19,214	1,401,277
Amazon.com	2,830 [a]	252,295
AMB Property	1,008	65,873
Ambac Financial Group	1,022	37,640
Ameren	1,936	104,660
American Capital Strategies	1,629	70,715
American Eagle Outfitters	1,610	38,286
American Electric Power	3,690	177,895
American Express	9,788	596,579
American International Group	20,143	1,271,426
American Standard Cos.	1,729	64,440
American Tower, Cl. A	3,870 [a]	170,977
Ameriprise Financial	2,185	137,611
AmerisourceBergen	1,799	84,751
Amgen	10,619 [a]	617,070
Amphenol, Cl. A	1,695	75,038
Amylin Pharmaceuticals	1,050 [a]	47,271
Anadarko Petroleum	4,277	252,429
Analog Devices	3,053	102,153
Anheuser-Busch Cos.	6,977	357,781
AON	2,465	111,714

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Apache	3,048	316,413
Apartment Investment & Management, Cl. A	770	35,982
Apollo Group, Cl. A	1,381 a	109,458
Apple	7,902 a	1,500,985
Applera–Applied Biosystems Group	1,870	69,452
Applied Materials	12,724	247,100
Aqua America	1,317	30,633
Arch Coal	1,130	46,330
Archer-Daniels-Midland	5,434	194,429
Arrow Electronics	990 a	39,580
Associated Banc-Corp	990	28,571
AT & T	56,278	2,351,858
Autodesk	2,148 a	105,037
Automatic Data Processing	5,098	252,657
AutoNation	1,270 a	22,466
AutoZone	380 a	47,276
AvalonBay Communities	747	91,620
Avery Dennison	770	44,583
Avis Budget Group	1,038 a	21,663
Avnet	1,424 a	59,409
Avon Products	4,069	166,748
Baker Hughes	2,949	255,737
Ball	740	36,689
Bank of America	40,512	1,955,919
Baxter International	5,986	359,220
BB & T	5,008	185,146
BEA Systems	3,150 a	53,235
Beckman Coulter	500	35,410
Becton, Dickinson & Co.	2,265	189,037
Bed Bath & Beyond	2,599 a	88,210
Best Buy	3,768	182,823
Biogen Idec	2,653 a	197,489
BJ Services	2,770	69,776
Black & Decker	683	61,409
BMC Software	1,909 a	64,601
Boeing	6,844	674,750
Boston Properties	1,108	120,041

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Boston Scientific	12,355 [a]	171,364
Brinker International	990	25,136
Bristol-Myers Squibb	18,031	540,750
Broadcom, Cl. A	4,339 [a]	141,234
Broadridge Financial Solutions	1,401	28,020
Brown & Brown	1,186	29,875
Brown-Forman, Cl. B	430	31,811
Brunswick	930	20,748
Bunge	1,126	129,704
Burlington Northern Santa Fe	3,278	285,678
C.R. Bard	973	81,353
CA	3,956	104,636
Cablevision Systems (NY Group), Cl. A	2,170 [a]	63,646
Cadence Design Systems	2,654 [a]	52,018
Camden Property Trust	460	28,681
Cameron International	1,031 [a]	100,378
Campbell Soup	2,204	81,504
Capital One Financial	3,825	250,882
Cardinal Health	3,548	241,370
Career Education	953 [a]	34,060
CarMax	1,720 [a]	35,896
Carnival	4,030	193,359
Caterpillar	5,872	438,110
CB Richard Ellis Group, Cl. A	1,966 [a]	47,931
CBS, Cl. B	5,900	169,330
Celgene	3,500 [a]	231,000
CenterPoint Energy	2,380	39,889
Centex	950	23,807
Cephalon	638 [a]	47,046
Ceridian	1,120 [a]	40,253
Charles River Laboratories International	550 [a]	31,900
Charles Schwab	9,030	209,857
CheckFree	737 [a]	35,030
Chesapeake Energy	4,062	160,368
Chevron	19,624	1,795,792
Chico's FAS	1,410 [a]	18,527
ChoicePoint	650 [a]	25,558

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Chubb	3,708	197,822
CIGNA	2,854	149,806
Cimarex Energy	680	27,547
Cincinnati Financial	1,467	58,357
Cintas	1,110	40,626
Cisco Systems	55,436 [a]	1,832,714
CIT Group	1,914	67,449
Citigroup	45,154	1,891,953
Citrix Systems	1,710 [a]	73,513
Clear Channel Communications	4,369	165,017
Clorox	1,426	89,225
CME Group	453	301,811
Coach	3,438 [a]	125,693
Coca-Cola	18,999	1,173,378
Cognizant Technology Solutions, Cl. A	2,684 [a]	111,279
Colonial BancGroup	1,230	23,591
Comcast, Cl. A	18,025 [a]	379,426
Comcast, Cl. A (Special)	9,536 [a]	199,016
Comerica	1,470	68,620
Commerce Bancorp/NJ	1,724	70,253
Community Health Systems	770 [a]	25,356
Computer Sciences	1,624 [a]	94,825
Compuware	3,269 [a]	32,690
ConAgra Foods	4,643	110,178
Consol Energy	1,714	96,841
Consolidated Edison	2,521	118,714
Constellation Brands, Cl. A	1,690 [a]	42,453
Constellation Energy Group	1,674	158,528
Cooper Cos.	456	19,152
Cooper Industries, Cl. A	1,747	91,525
Corning	14,441	350,483
Costco Wholesale	4,113	276,640
Countrywide Financial	5,537	85,934
Covance	520 [a]	42,900
Coventry Health Care	1,467 [a]	88,475
Crown Castle International	2,530 [a]	103,907
CSX	4,047	181,184

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Cummins	922	110,603
CVS	14,328	598,481
D.R. Horton	2,190	27,791
Danaher	2,286	195,842
Darden Restaurants	1,070	46,010
DaVita	1,000 [a]	65,190
Dean Foods	1,080	29,992
Deere & Co.	2,086	323,121
Dell	19,770 [a]	604,962
Denbury Resources	970 [a]	54,902
Dentsply International	1,160	48,117
Developers Diversified Realty	1,183	59,623
Devon Energy	3,885	362,859
Diamond Offshore Drilling	654	74,052
DIRECTV Group	6,798 [a]	180,011
Discover Financial Services	4,488	86,618
Discovery Holding, Cl. A	2,536 [a]	72,301
Dominion Resources/VA	2,683	245,843
Domtar	4,030 [a]	34,577
Dover	1,915	88,090
Dow Chemical	8,750	394,100
Dow Jones & Co.	470	28,111
DST Systems	430 [a]	36,425
DTE Energy	1,658	82,237
Duke Energy	11,617	222,698
Duke Realty	1,387	44,592
Dun & Bradstreet	480	46,488
Dynergy, Cl. A	4,765 [a]	43,886
E*TRADE FINANCIAL	3,380 [a]	37,653
E.I. du Pont de Nemours & Co.	8,474	419,548
Eastman Kodak	2,716	77,841
Eaton	1,361	126,001
eBay	10,013 [a]	361,469
EchoStar Communications, Cl. A	1,952 [a]	95,570
Ecolab	1,742	82,170
Edison International	2,868	166,774
El Paso	6,533	115,373

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Electronic Arts	2,884 a	176,270
Electronic Data Systems	4,754	102,639
Eli Lilly & Co.	9,349	506,248
Embarq	1,423	75,305
EMC/Massachusetts	19,254 a	488,859
Emerson Electric	7,299	381,519
Energizer Holdings	430 a	44,849
Energy East	1,280	35,686
ENSCO International	1,405	77,963
Entergy	1,822	218,403
EOG Resources	2,264	200,590
Equifax	1,170	45,045
Equitable Resources	1,101	62,008
Equity Residential	2,710	113,224
Estee Lauder Cos., Cl. A	940	41,266
Exelon	6,167	510,504
Expedia	1,806 a	58,984
Expeditors International Washington	1,996	101,097
Express Scripts	2,157 a	136,107
Exterran Holdings	591 a	49,762
Exxon Mobil	51,544	4,741,533
Family Dollar Stores	1,160	29,406
Fannie Mae	8,929	509,310
Fastenal	1,225	54,488
Federal Realty Investment Trust	440	38,817
FedEx	2,690	277,985
Fidelity National Financial, Cl. A	1,610	24,778
Fidelity National Information Services	1,814	83,662
Fifth Third Bancorp	4,588	143,513
First American	660	19,866
First Horizon National	1,000	26,080
First Solar	383 a	60,824
FirstEnergy	2,818	196,415
Fiserv	1,503 a	83,266
Fluor	821	129,718
FMC Technologies	1,080 a	65,480
Foot Locker	1,280	19,059

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Ford Motor	13,990 [a]	124,091
Forest City Enterprises, Cl. A	500	28,460
Fortune Brands	1,424	119,288
Foster Wheeler	661 [a]	97,993
FPL Group	3,561	243,644
Franklin Resources	1,613	209,174
Freddie Mac	6,073	317,193
Freeport-McMoRan Copper & Gold	3,499	411,762
Gannett	2,197	93,175
Gap	5,344	101,002
Genentech	4,354 [a]	322,762
General Dynamics	3,168	288,161
General Electric	93,867	3,863,566
General Growth Properties	2,057	111,819
General Mills	3,202	184,851
General Motors	4,195	164,402
Genuine Parts	1,604	78,708
Genworth Financial, Cl. A	4,047	110,483
Genzyme	2,446 [a]	185,823
Getty Images	715 [a]	20,199
Gilead Sciences	8,577 [a]	396,172
GlobalSantaFe	2,113	171,216
Goldman Sachs Group	3,363	833,755
Google, Cl. A	2,115 [a]	1,495,305
Grant Prideco	1,209 [a]	59,434
H & R Block	3,061	66,730
H.J. Heinz	3,018	141,182
Halliburton	8,399	331,089
Hanesbrands	970 [a]	30,109
Harley-Davidson	2,400	123,600
Harman International Industries	641	53,972
Harrah's Entertainment	1,731	152,761
Harsco	680	41,222
Hartford Financial Services Group	2,914	282,745
Hasbro	1,210	36,119
HCP	1,953	66,480
Health Management Associates, Cl. A	3,164	20,914

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Health Net	900 a	48,249
Hershey	1,510	65,096
Hertz Global Holdings	1,100 a	23,848
Hess	2,643	189,265
Hewlett-Packard	23,930	1,236,702
Hillenbrand Industries	480	26,506
Hologic	473 a	32,131
Home Depot	15,443	486,609
Honeywell International	6,797	410,607
Hospira	1,490 a	61,582
Host Hotels & Resorts	4,871	107,941
Hudson City Bancorp	4,879	76,405
Huntington Bancshares/OH	3,304	59,175
IAC/InterActiveCorp	1,560 a	45,958
Idearc	1,170	31,567
Illinois Tool Works	4,359	249,596
IMS Health	1,873	47,218
Intel	53,074	1,427,691
IntercontinentalExchange	530 a	94,446
International Business Machines	13,560	1,574,587
International Flavors & Fragrances	650	33,937
International Game Technology	3,090	134,755
International Paper	3,844	142,074
Interpublic Group of Cos.	4,897 a	50,684
Intersil, Cl. A	1,120	33,981
Intuit	2,999 a	96,478
Invitrogen	390 a	35,439
Iron Mountain	1,930 a	67,029
iStar Financial	980	29,900
ITT Industries	1,612	107,875
J.C. Penney	1,997	112,311
Jabil Circuit	1,550	33,682
Jacobs Engineering Group	1,119 a	97,521
Janus Capital Group	1,530	52,800
JDS Uniphase	2,045 a	31,207
Johnson & Johnson	26,449	1,723,681
Johnson Controls	5,462	238,799

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Jones Apparel Group	1,109	23,222
Joy Global	920	53,415
JPMorgan Chase & Co.	31,202	1,466,494
Juniper Networks	4,976 a	179,136
KB Home	620	17,137
Kellogg	2,585	136,462
KeyCorp	3,653	103,928
Kimberly-Clark	4,195	297,384
Kimco Realty	2,123	88,147
KLA-Tencor	1,793	94,401
Kohl's	2,825 a	155,290
Kraft Foods, Cl. A	14,700	491,127
Kroger	6,241	183,423
L-3 Communications Holdings	1,166	127,840
Laboratory Corp. of America Holdings	1,105 a	75,969
Lam Research	1,354 a	67,971
Lamar Advertising, Cl. A	650	34,749
Las Vegas Sands	991 a	131,882
Lear	708 a	25,155
Legg Mason	1,232	102,182
Leggett & Platt	1,430	27,785
Lehman Brothers Holdings	4,168	264,001
Lennar, Cl. A	1,020	23,307
Leucadia National	1,533	77,662
Level 3 Communications	14,483 a	43,883
Lexmark International, Cl. A	790 a	33,172
Liberty Global, Cl. A	1,480 a	58,090
Liberty Global, Ser. C	1,758 a	64,483
Liberty Media-Capital, Ser. A	1,142 a	142,727
Liberty Media-Interactive, Cl. A	5,798 a	123,092
Liberty Property Trust	730	27,463
Limited Brands	3,396	74,746
Lincare Holdings	760 a	26,425
Lincoln National	2,508	156,424
Linear Technology	2,310	76,276
Liz Claiborne	840	23,915
Lockheed Martin	3,276	360,491

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Lowe's Cos.	13,819	371,593
LSI	7,883 a	52,028
Lyondell Chemical	2,130	101,069
M & T Bank	616	61,280
Macerich	682	58,454
Macy's	4,080	130,682
Manpower	865	64,650
Marathon Oil	6,299	372,460
Marriott International, Cl. A	3,228	132,703
Marsh & McLennan Cos	5,161	133,618
Marshall & Ilsley	2,183	93,214
Martin Marietta Materials	350	45,273
Masco	3,701	89,120
Massey Energy	856	27,118
MasterCard, Cl. A	634	120,175
Mattel	3,694	77,168
MBIA	1,233	53,068
McClatchy, Cl. A	250	4,148
McCormick & Co.	940	32,928
McDonald's	10,932	652,640
McGraw-Hill Cos.	3,177	158,977
McKesson	2,756	182,172
MeadWestvaco	1,768	59,476
Medco Health Solutions	2,582 a	243,689
Medtronic	10,522	499,164
MEMC Electronic Materials	2,087 a	152,810
Merck & Co.	19,810	1,154,131
Merrill Lynch & Co.	7,575	500,102
MetLife	6,799	468,111
MGIC Investment	660	12,778
MGM MIRAGE	1,192 a	109,199
Microchip Technology	2,061	68,363
Micron Technology	7,134 a	74,978
Microsoft	78,593	2,893,008
Millennium Pharmaceuticals	3,178 a	37,564
Millipore	430 a	33,390
Mirant	2,395 a	101,452

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Mohawk Industries	419 [a]	35,757
Monsanto	4,992	487,369
Monster Worldwide	940 [a]	38,145
Moody's	2,030	88,752
Morgan Stanley	8,687	584,288
Mosaic	1,457 [a]	101,699
Motorola	21,240	399,100
National City	5,583	135,388
National Oilwell Varco	3,274 [a]	239,788
National Semiconductor	2,953	74,238
NAVTEQ	978 [a]	75,502
Network Appliance	3,480 [a]	109,585
New York Community Bancorp	2,784	51,810
New York Times, Cl. A	1,110	21,712
Newell Rubbermaid	2,630	76,691
Newfield Exploration	1,238 [a]	66,654
Newmont Mining	4,170	212,086
News, Cl. A	16,864	365,443
News, Cl. B	3,800	87,134
NII Holdings	1,524 [a]	88,392
NIKE, Cl. B	3,402	225,417
NiSource	2,180	44,581
Noble	2,497	132,216
Noble Energy	1,915	146,574
Norfolk Southern	3,636	187,799
Northern Trust	1,838	138,236
Northrop Grumman	3,022	252,700
Novellus Systems	1,010 [a]	28,694
Nucor	2,796	173,408
NVIDIA	4,786 [a]	169,329
NVR	40 [a]	19,030
Nymex Holdings	817	105,001
NYSE Euronext	1,190	111,705
Occidental Petroleum	7,643	527,749
Office Depot	2,622 [a]	49,189
Old Republic International	1,770	27,134
Omnicare	980	28,910

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Omnicom Group	3,069	156,458
Oracle	37,617 a	833,969
Oshkosh Truck	600	32,520
Owens-Illinois	1,471 a	65,342
Paccar	3,273	181,848
Pactiv	1,070 a	29,393
Pall	980	39,269
Parker Hannifin	1,620	130,199
Patterson Cos.	900 a	35,199
Patterson-UTI Energy	1,270	25,324
Paychex	3,197	133,571
PDL BioPharma	950 a	20,140
Peabody Energy	2,468	137,591
Pentair	780	27,604
People's United Financial	3,105	55,207
Pepco Holdings	1,530	43,590
PepsiCo	14,887	1,097,470
PetSmart	1,090	32,646
Pfizer	64,093	1,577,329
PG & E	3,311	162,007
Pinnacle West Capital	810	32,724
Pioneer Natural Resources	1,265	64,540
Pitney Bowes	2,059	82,442
Plum Creek Timber	1,669	74,554
PMI Group	700	11,221
PNC Financial Services Group	3,182	229,613
Polo Ralph Lauren	480	33,024
PPG Industries	1,530	114,352
PPL	3,573	184,724
Praxair	2,938	251,140
Pride International	1,582 a	58,376
Principal Financial Group	2,482	167,957
Procter & Gamble	28,747	1,998,491
Progress Energy	2,288	109,824
Progressive	6,508	120,398
ProLogis	2,377	170,526
Prudential Financial	4,248	410,867

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Public Service Enterprise Group	2,342	223,895
Public Storage	1,197	96,921
Pulte Homes	1,690	25,080
QLogic	1,589 [a]	24,677
QUALCOMM	15,257	651,932
Quest Diagnostics	1,538	81,791
Questar	1,621	92,527
Qwest Communications International	14,611 [a]	104,907
R.R. Donnelley & Sons	2,076	83,642
Radian Group	640	8,058
RadioShack	1,050	21,651
Range Resources	1,411	63,396
Raytheon	4,087	259,974
Regency Centers	550	39,314
Regions Financial	6,508	176,497
Reliant Energy	3,215 [a]	88,477
Republic Services	1,962	67,081
Robert Half International	1,270	38,214
Rockwell Automation	1,402	96,570
Rockwell Collins	1,560	116,704
Rohm & Haas	1,332	69,104
Roper Industries	700	49,567
Ross Stores	1,130	30,533
Rowan Cos.	890	34,692
Royal Caribbean Cruises	1,604	68,780
Safeco	1,010	58,479
Safeway	4,103	139,502
SanDisk	2,129 [a]	94,528
Sanmina-SCI	2,430 [a]	5,370
Sara Lee	6,850	113,299
SCANA	890	36,125
Schlumberger	10,770	1,040,059
Sealed Air	1,290	32,160
Sears Holdings	789 [a]	106,349
Sempra Energy	2,329	143,257
Sherwin-Williams	1,062	67,883
Sigma-Aldrich	1,330	68,721

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Simon Property Group	2,061	214,571
Sirius Satellite Radio	11,260 a	37,834
SL Green Realty	563	67,932
SLM	3,803	179,349
Smith International	1,864	123,117
Smurfit-Stone Container	2,090 a	25,310
Southern	6,924	253,834
Southwest Airlines	1,952	27,738
Southwestern Energy	1,608 a	83,182
Sovereign Bancorp	3,632	52,410
Spectra Energy	5,864	152,347
Sprint Nextel	25,792	441,043
SPX	460	46,598
St. Joe	580	19,639
St. Jude Medical	3,143 a	128,014
Stanley Works	600	34,530
Staples	6,636	154,884
Starbucks	6,850 a	182,758
Starwood Hotels & Resorts Worldwide	2,003	113,891
State Street	3,660	291,958
Station Casinos	380	34,124
Stryker	2,647	187,937
Sun Microsystems	32,997 a	188,413
Sunoco	1,143	84,125
SunTrust Banks	3,122	226,657
SUPERVALU	1,987	76,996
Synopsys	1,170 a	33,064
Synovus Financial	2,474	65,215
SYSCO	5,707	195,693
T. Rowe Price Group	2,346	150,707
Target	7,448	457,009
TCF Financial	1,154	26,277
Telephone & Data Systems	510	35,598
Telephone & Data Systems (special shares)	514	33,847
Tellabs	3,340 a	29,425
Temple-Inland	1,011	54,260
Teradata	1,736 a	49,528

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
Teradyne	1,915 a	23,631
Terex	970 a	71,993
Tesoro	1,299	78,628
Texas Instruments	13,143	428,462
Textron	2,313	160,083
Thermo Fisher Scientific	3,892 a	228,889
Tiffany & Co.	1,289	69,838
Time Warner	34,480	629,605
Time Warner Cable, Cl. A	1,722 a	49,232
TJX Cos.	4,233	122,461
Toll Brothers	1,070 a	24,514
Torchmark	760	49,522
Transocean	2,650 a	316,331
Travelers Cos.	6,103	318,638
Tyson Foods, Cl. A	2,621	41,412
U.S. Bancorp	15,929	528,206
UDR	1,090	25,877
Ultra Petroleum	1,427 a	101,117
Union Pacific	2,357	301,790
UnionBanCal	547	29,543
Unisys	3,524 a	21,426
United Parcel Service, Cl. B	6,209	466,296
United States Steel	1,103	119,014
United Technologies	8,646	662,197
UnitedHealth Group	12,272	603,169
Unum Group	3,228	75,342
Valero Energy	5,044	355,249
Varian Medical Systems	1,030 a	50,233
VeriSign	2,290 a	78,066
Verizon Communications	26,528	1,222,145
Vertex Pharmaceuticals	1,030 a	33,310
VF	842	73,363
Viacom, Cl. B	5,524 a	228,086
Virgin Media	2,643	58,437
Vornado Realty Trust	1,268	141,661
Vulcan Materials	896	76,617
W.R. Berkley	1,587	47,753

Common Stocks (continued)	Shares	Value ($)
United States (continued)		
W.W. Grainger	676	60,786
Wachovia	18,081	826,844
Wal-Mart Stores	22,605	1,021,972
Walgreen	9,159	363,154
Walt Disney	17,239	596,987
Washington Mutual	8,117	226,302
Washington Post, Cl. B	53	44,997
Waste Management	4,785	174,126
Waters	958 [a]	73,747
WellPoint	5,628 [a]	445,906
Wells Fargo & Co.	29,541	1,004,689
Wendy's International	780	27,113
Western Digital	1,800 [a]	46,656
Western Union	7,167	157,961
Weyerhaeuser	2,004	152,124
Whirlpool	747	59,147
Whole Foods Market	1,340	66,384
Williams Cos.	5,535	201,972
Williams-Sonoma	931	29,271
Wisconsin Energy	930	44,528
Wm. Wrigley Jr.	1,800	111,006
Wyeth	12,320	599,122
Wyndham Worldwide	1,530	50,230
Wynn Resorts	528	85,235
Xcel Energy	3,844	86,682
Xerox	8,695 [a]	151,641
Xilinx	2,560	62,464
XM Satellite Radio Holdings, Cl. A	2,355 [a]	31,274
XTO Energy	3,400	225,692
Yahoo!	11,122 [a]	345,894
Yum! Brands	4,851	195,350
Zimmer Holdings	2,191 [a]	152,253
Zions Bancorporation	1,021	60,351
		125,912,303
Total Common Stocks		
(cost $174,690,942)		**169,759,505**

Bonds and Notes−.3%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Germany					
Bundesrepublik Deutschland, Bonds, Ser. 05 (cost $1,310,930)	EUR	3.50	1/4/16	1,072,000 b	**1,475,835**

Short-Term Investments−38.9%	Principal Amount ($)	Value ($)
U.S. Government Agencies−36.1%		
Federal Home Loan Bank System, 4.53%, 12/5/07	20,300,000	20,213,150
Federal Home Loan Bank System, 4.70%, 11/16/07	26,000,000	25,949,083
Federal Home Loan Bank System, 4.72%, 12/19/07	20,000,000	19,874,133
Federal Home Loan Bank System, 4.80%, 11/2/07	16,700,000	16,697,773
Federal National Mortgage Association, 4.49%, 11/9/07	29,400,000	29,370,665
Federal National Mortgage Association, 4.53%, 1/16/08	25,000,000	24,760,917
Federal National Mortgage Association, 4.60%, 1/2/08	25,000,000	24,801,944
		161,667,665
U.S. Treasury Bills−2.8%		
4.04%, 12/20/07	12,850,000 c	**12,782,281**
Total Short-Term Investments (cost $161,667,666)		**174,449,946**

Options−8.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options−7.7%		
Euro Bond, November 2007 @ 106	550,000	5,832,572
S&P 500 Future Index, December 2007 @ 100	3,475,000	19,282,775
Swiss Market OTC Index, December 2007 @ 600	369,000	9,679,990
		34,795,337

Options (continued)	Face Amount Covered by Contracts ($)	Value ($)
Put Options–.3%		
U.S. Treasury 10 Year Notes, November 2007 @ 117	17,600,000	**1,229,251**
Total Options (cost $33,853,635)		**36,024,588**

Other Investment—17.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $76,892,000)	76,892,000 [d]	**76,892,000**
Total Investments (cost $448,415,173)	**102.1%**	**458,601,874**
Liabilities, Less Cash and Receivables	**(2.1%)**	**(9,424,284)**
Net Assets	**100.0%**	**449,177,590**

[a] *Non-income producing security.*
[b] *Principal amount stated in U.S. Dollars unless otherwise noted.*
    EUR—Euro
[c] *All or partially held by a broker as collateral for open financial futures positions.*
[d] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
U.S. Government Agencies	36.1	Health Care	3.7
Short-Term Money		Energy	3.5
Market Investments	19.9	Consumer Staples	3.0
Options	8.0	Materials	1.9
Financial	7.6	Telecommunication Services	1.5
Information Technology	6.3	Utilities	1.3
Industrial	4.9	Foreign/Governmental	.3
Consumer Discretionary	4.1		**102.1**

[†] *Based on net assets.*
See notes to financial statements.

STATEMENT OF FINANCIAL FUTURES

October 31, 2007

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 10/31/2007 ($)
Financial Futures Long				
Amsterdam Exchanges Index	32	5,074,042	November 2007	(11,519)
Australian 10 Year Bond	842	76,967,622	December 2007	(495,625)
10 Year Euro Bond	78	12,788,894	December 2007	133,272
FTSE 100 Index	116	16,262,036	December 2007	205,373
Hang Seng Stock Index	15	3,025,720	November 2007	101,471
IBEX 35 Index	107	24,551,637	November 2007	736,444
S & P/MIB Index	51	15,008,823	December 2007	189,228
S & P/Toronto Stock Exchange 60 Index	13	2,333,649	December 2007	87,343
Topix Index	383	53,703,387	December 2007	2,713,983
U.S. Treasury 10 Year Notes	64	7,041,000	December 2007	65,863
Financial Futures Short				
S&P ASX 200 Index	24	(3,777,804)	December 2007	(77,625)
Canadian 10 Year Bond	138	(16,387,682)	December 2007	(100,898)
Japanese 10 Year Bond	21	(24,771,566)	December 2007	(197,350)
CAC 40 10 Euro	138	(11,665,637)	November 2007	(111,945)
Dax Index	64	(18,656,131)	December 2007	(477,256)
10 Year Long Gilt	283	(63,080,602)	December 2007	(103,737)
S & P 500 Emini	161	(12,517,750)	December 2007	60,419
				2,717,441

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments:		
Unaffiliated issuers	371,523,173	381,709,874
Affiliated issuers	76,892,000	76,892,000
Cash denominated in foreign currencies	502,693	512,808
Unrealized appreciation on forward currency exchange contracts–Note 4		9,894,033
Receivable for investment securities sold		1,625,724
Receivable for shares of Common Stock subscribed		1,589,692
Dividends and interest receivable		600,111
Prepaid expenses		36,282
		472,860,524
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		596,616
Cash overdraft due to Custodian		2,107,183
Unrealized depreciation on forward currency exchange contracts–Note 4		13,508,768
Payable for investment securities purchased		6,208,723
Payable for shares of Common Stock redeemed		644,135
Payable for futures variation margin–Note 4		548,498
Accrued expenses		69,011
		23,682,934
Net Assets ($)		**449,177,590**
Composition of Net Assets ($):		
Paid-in capital		426,985,901
Accumulated undistributed investment income–net		6,328,900
Accumulated net realized gain (loss) on investments		6,559,036
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions (including $2,717,441 net unrealized appreciation on financial futures)		9,303,753
Net Assets ($)		**449,177,590**

Net Asset Value Per Share

	Class A	Class C	Class I	Class T
Net Assets ($)	298,284,262	84,660,319	62,712,045	3,520,964
Shares Outstanding	20,932,553	6,004,195	4,386,242	247,821
Net Asset Value Per Share ($)	**14.25**	**14.10**	**14.30**	**14.21**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended October 31, 2007

Investment Income ($):	
Income:	
Interest	7,153,992
Cash dividends:	
Unaffiliated issuers	1,336,272
Affiliated issuers	2,774,619
Total Income	**11,264,883**
Expenses:	
Management fee–Note 3(a)	3,305,140
Shareholder servicing costs–Note 3(c)	790,642
Distribution fees–Note 3(b)	371,541
Custodian fees–Note 3(c)	137,747
Registration fees	126,090
Professional fees	38,664
Prospectus and shareholders' reports	27,114
Directors' fees and expenses–Note 3(d)	13,919
Loan commitment fees–Note 2	211
Miscellaneous	19,371
Total Expenses	**4,830,439**
Less–reduction in management fee due to undertaking–Note 3(a)	(229,091)
Less–reduction in custody fees due to earnings credits–Note 1(c)	(10,213)
Net Expenses	**4,591,135**
Investment Income–Net	**6,673,748**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	26,613
Net realized gain (loss) on options transactions	3,287,480
Net realized gain (loss) on financial futures	5,356,412
Net realized gain (loss) on forward currency exchange contracts	(1,343,600)
Net Realized Gain (Loss)	**7,326,905**

Net unrealized appreciation (depreciation) on investments, options
  transactions and foreign currency transactions (including
  $2,470,610 net unrealized appreciation on financial futures)
	8,035,990

Net Realized and Unrealized Gain (Loss) on Investments	**15,362,895**
Net Increase in Net Assets Resulting from Operations	**22,036,643**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended October 31,	
	2007[a]	2006[b]
Operations ($):		
Investment income–net	6,673,748	222,698
Net realized gain (loss) on investments	7,326,905	802,876
Net unrealized appreciation (depreciation) on investments	8,035,990	1,267,763
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,036,643**	**2,293,337**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(485,921)	–
Class C shares	(53,687)	–
Class I shares	(63,602)	–
Class T shares	(11,569)	–
Net realized gain on investments:		
Class A shares	(1,191,979)	–
Class C shares	(153,298)	–
Class I shares	(146,892)	–
Class T shares	(31,343)	–
Total Dividends	**(2,138,291)**	**–**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	300,359,829	54,706,127
Class C shares	83,421,689	3,849,007
Class I shares	57,909,486	7,902,691
Class T shares	3,890,452	779,205
Dividends reinvested:		
Class A shares	1,512,242	–
Class C shares	122,768	–
Class I shares	186,213	–
Class T shares	42,912	–
Cost of shares redeemed:		
Class A shares	(64,694,169)	(9,260,046)
Class C shares	(5,295,684)	(519,039)
Class I shares	(5,952,741)	(521,306)
Class T shares	(933,424)	(520,311)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**370,569,573**	**56,416,328**
Total Increase (Decrease) in Net Assets	**390,467,925**	**58,709,665**
Net Assets ($):		
Beginning of Period	58,709,665	–
End of Period	**449,177,590**	**58,709,665**
Undistributed investment income–net	6,328,900	224,516

	Year Ended October 31,	
	2007 [a]	2006 [b]
Capital Share Transactions:		
Class A		
Shares sold	21,915,964	4,280,453
Shares issued for dividends reinvested	112,018	–
Shares redeemed	(4,664,433)	(711,449)
Net Increase (Decrease) in Shares Outstanding	**17,363,549**	**3,569,004**
Class C		
Shares sold	6,115,891	305,717
Shares issued for dividends reinvested	9,128	–
Shares redeemed	(386,539)	(40,002)
Net Increase (Decrease) in Shares Outstanding	**5,738,480**	**265,715**
Class I		
Shares sold	4,218,296	621,927
Shares issued for dividends reinvested	13,774	–
Shares redeemed	(427,753)	(40,002)
Net Increase (Decrease) in Shares Outstanding	**3,804,317**	**581,925**
Class T		
Shares sold	290,593	61,784
Shares issued for dividends reinvested	3,181	–
Shares redeemed	(67,727)	(40,010)
Net Increase (Decrease) in Shares Outstanding	**226,047**	**21,774**

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended October 31,	
Class A Shares	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.23	12.50
Investment Operations:		
Investment income—net[b]	.32	.12
Net realized and unrealized gain (loss) on investments	.93	.61
Total from Investment Operations	1.25	.73
Distributions:		
Dividends from investment income—net	(.07)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.23)	–
Net asset value, end of period	14.25	13.23
Total Return (%)[c]	9.53	5.84[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.52	2.67[e]
Ratio of net expenses to average net assets	1.44	1.54[e]
Ratio of net investment income to average net assets	2.31	2.09[e]
Portfolio Turnover Rate	3.05	–
Net Assets, end of period ($ x 1,000)	298,284	47,215

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Year Ended October 31,	
	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.18	12.50
Investment Operations:		
Investment income—net[b]	.21	.08
Net realized and unrealized gain (loss) on investments	.93	.60
Total from Investment Operations	1.14	.68
Distributions:		
Dividends from investment income—net	(.06)	—
Dividends from net realized gain on investments	(.16)	—
Total Distributions	(.22)	—
Net asset value, end of period	14.10	13.18
Total Return (%)[c]	8.80	5.36[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	2.28	3.49[e]
Ratio of net expenses to average net assets	2.19	2.29[e]
Ratio of net investment income to average net assets	1.53	1.33[e]
Portfolio Turnover Rate	3.05	—
Net Assets, end of period ($ x 1,000)	84,660	3,501

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Year Ended October 31,	
Class I Shares	2007[a]	2006[b]
Per Share Data ($):		
Net asset value, beginning of period	13.24	12.50
Investment Operations:		
Investment income–net[c]	.36	.13
Net realized and unrealized gain (loss) on investments	.93	.61
Total from Investment Operations	1.29	.74
Distributions:		
Dividends from investment income–net	(.07)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.23)	–
Net asset value, end of period	14.30	13.24
Total Return (%)	9.86	5.92[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.23	2.51[e]
Ratio of net expenses to average net assets	1.17	1.27[e]
Ratio of net investment income to average net assets	2.58	2.31[e]
Portfolio Turnover Rate	3.05	–
Net Assets, end of period ($ x 1,000)	62,712	7,705

[a] *Effective June 1, 2007, the fund redesignated Class R shares to Class I shares.*
[b] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[c] *Based on average shares outstanding at each month end.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

	Year Ended October 31,	
Class T Shares	2007	2006[a]
Per Share Data ($):		
Net asset value, beginning of period	13.22	12.50
Investment Operations:		
Investment income—net[b]	.31	.12
Net realized and unrealized gain (loss) on investments	.90	.60
Total from Investment Operations	1.21	.72
Distributions:		
Dividends from investment income—net	(.06)	–
Dividends from net realized gain on investments	(.16)	–
Total Distributions	(.22)	–
Net asset value, end of period	14.21	13.22
Total Return (%)[c]	9.26	5.68[d]
Ratios/Supplemental Data (%):		
Ratio of total expenses to average net assets	1.77	3.10[e]
Ratio of net expenses to average net assets	1.68	1.85[e]
Ratio of net investment income to average net assets	2.12	1.89[e]
Portfolio Turnover Rate	3.05	–
Net Assets, end of period ($ x 1,000)	3,521	288

[a] *From May 2, 2006 (commencement of operations) to October 31, 2006.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

Global Alpha Fund (the "fund") is a separate diversified series of Advantage Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company that offers twelve series, including the fund. The fund's investment objective seeks total return by investing in instruments that provide investment exposure to global equity, bond and currency markets, and in fixed-income securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Mellon Capital Management Corporation ("Mellon Capital") serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial Corporation ('Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

MBSC Securities Corporation (the "Distributor") a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 400 million shares of $.001 par value Common Stock. The fund currently offers four classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized), Class I (100 million shares authorized) and Class T (100 million shares authorized). Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class C shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in equity securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

Investments in debt securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(d) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed ordinary income $10,692,543, undistributed capital gains $669,049 and unrealized appreciation $10,830,097.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006 were as follows: ordinary income $1,750,614 and $0 and long-term capital gains $387,677 and $0, respectively.

During the period ended October 31, 2007, as a result of permanent book to tax differences, primarily due to foreign currency transactions and real estate investment trusts, the fund increased accumulated undistributed investment income-net by $45,415 and decreased accumulated net realized gain (loss) on investments by the same amount. Net assets and net asset value per share were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended October 31, 2007, the fund did not borrow under the Facility.

NOTE 3—Management Fee, Sub-Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with Dreyfus, the management fee is computed at the annual rate of 1.10% of the value of the fund's average daily net assets and is payable monthly. Dreyfus had agreed, from November 1, 2006 through October 31, 2007, to waive receipt of its fees and/or assume the expenses of the fund so that the expenses of none of the classes, exclusive of taxes, brokerage fees, Rule 12b-1 distribution plan fees, interest on borrowings, shareholder services plan fees, commitment fees and extraordinary expenses, exceed an annual rate of 1.25% of the value of the average daily net assets of their class. The reduction in management fee, pursuant to the undertaking, amounted to $229,091 during the period ended October 31, 2007.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Mellon Capital, Dreyfus pays Mellon Capital an annual fee of .65% of the value of the fund's average daily net assets, payable monthly.

During the period ended October 31, 2007, the Distributor retained $211,826 and $536 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $18,530 from CDSC on redemptions of the fund's Class C shares.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% and .25% of the value of their respective average daily net assets. During the period ended October 31, 2007, Class C and Class T shares were charged $363,764 and $7,777, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class C and Class T shares pay the Distributor at an annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended October 31, 2007, Class A, Class C and Class T shares were charged $522,385, $121,255 and $7,777, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of Dreyfus, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $47,627 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of Dreyfus, under a custody agreement for providing custodial services for the fund. During the period ended October 31, 2007, the fund was charged $137,747 pursuant to the custody agreement.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $413,764, Rule 12b-1 distribution plan fees $53,378, shareholder services plan fees $81,024, custodian fees $55,235, chief compliance officer fees $2,812 and transfer agency per account fees $9,880, which are offset against an expense reimbursement currently in effect in the amount of $19,477.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, financial futures, options transactions and forward currency exchange contracts during the period ended October 31, 2007, amounted to $164,073,001 and $2,274,112, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at October 31, 2007, are set forth in the Statement of Financial Futures.

The fund enters into forward currency exchange contracts to gain exposure to foreign currency, hedge its exposure against changes in exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at October 31, 2007:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Cost ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Purchases:				
British Pound, expiring 12/19/2007	69,849,500	140,857,152	144,883,230	4,026,078
Euro, expiring 12/19/2007	54,162,000	76,033,207	78,409,244	2,376,037
Japanese Yen, expiring 12/19/2007	3,015,486,000	26,055,719	26,297,996	242,277
New Zealand Dollar, expiring 12/19/2007	43,367,000	29,944,762	33,194,403	3,249,641
Sales:		**Proceeds ($)**		
Australian Dollar, expiring 12/19/2007	45,330,000	39,032,963	41,898,972	(2,866,009)
Canadian Dollar, expiring 12/19/2007	45,718,000	43,556,160	48,144,989	(4,588,829)
Norwegian Krone, expiring 12/19/2007	227,215,000	39,722,520	42,112,960	(2,390,440)
Swedish Krona, expiring 12/19/2007	144,619,000	21,288,034	22,753,397	(1,465,363)
Swiss Franc, expiring 12/19/2007	111,383,637	94,202,033	96,400,160	(2,198,127)
Total				**(3,614,735)**

At October 31, 2007, the cost of investments for federal income tax purposes was $448,436,675; accordingly, accumulated net unrealized appreciation on investments was $10,165,199, consisting of $17,436,114 gross unrealized appreciation and $7,270,915 gross unrealized depreciation.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Global Alpha Fund

We have audited the accompanying statement of assets and liabilities, including the statements of investments and financial futures, of Global Alpha Fund (one of the fund's comprising Advantage Funds, Inc.) as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Global Alpha Fund at October 31, 2007, the results of its operations for the year then ended and the changes in its net assets and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
December 20, 2007

IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes, the fund hereby designates 1.85% of the ordinary dividends paid during the fiscal year ended October 31, 2007 as qualifying for the corporate dividends received deduction. Also certain dividends paid by the fund may be subject to a maximum tax rate of 15%, as provided for by the Jobs and Growth Tax Relief Reconciliation Act of 2003. Of the distributions paid during the fiscal year, $390,608 represents the maximum amount that may be considered qualified dividend income. Shareholders will receive notification in January 2008 of the percentage applicable to the preparation of their 2007 income tax returns. Also, the Fund hereby designates 86.93% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying "interest related dividends". Also, the fund hereby designates $.0412 per share as a long-term capital gain distribution and $.1207 per share as a short-term capital gain distribution paid on December 28, 2006.

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 165

Peggy C. Davis (64)
Board Member (2006)

Principal Occupation During Past 5 Years:
- Shad Professor of Law, New York University School of Law (1983-present)
- Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training

No. of Portfolios for which Board Member Serves: 65

David P. Feldman (67)
Board Member (1996)

Principal Occupation During Past 5 Years:
- Corporate Director and Trustee

Other Board Memberships and Affiliations:
- BBH Mutual Funds Group (11 funds), Director
- The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 49

James F. Henry (76)
Board Member (2006)

Principal Occupation During Past 5 Years:
- President, The International Institute for Conflict Prevention and Resolution, a non-profit organization principally engaged in the development of alternatives to business litigation (Retired 2003)
- Advisor to The Elaw Forum, a consultant on managing corporate legal costs
- Advisor to John Jay Homestead (the restored home of the first U.S. Chief Justice)
- Individual Trustee of several trusts

Other Board Memberships and Affiliations:
- Director, advisor and mediator involved in several non-profit organizations, primarily engaged in domestic and international dispute resolution, and historic preservation

No. of Portfolios for which Board Member Serves: 40

Ehud Houminer (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Executive-in-Residence at the Columbia Business School, Columbia University

Other Board Memberships and Affiliations:
- Avnet Inc., an electronics distributor, Director
- International Advisory Board to the MBA Program School of Management, Ben Gurion University, Chairman

No. of Portfolios for which Board Member Serves: 67

Gloria Messinger (77)
Board Member (1993)

Principal Occupation During Past 5 Years:
- Arbitrator for American Arbitration Association and National Association of Securities Dealers, Inc.
- Consultant in Intellectual Property

Other Board Memberships and Affiliations:
- Theater for a New Audience, Inc., Director
- Brooklyn Philharmonic, Director

No. of Portfolios for which Board Member Serves: 40

Dr. Martin Peretz (68)
Board Member (2006)

Principal Occupation During Past 5 Years:

- Editor-in-Chief of The New Republic Magazine
- Lecturer in Social Studies at Harvard University (1965-2002)
- Director of TheStreet.com, a financial information service on the web

Other Board Memberships and Affiliations:

- American Council of Trustees and Alumni, Director
- Pershing Square Capital Management, Adviser
- Montefiore Ventures, General Partner
- Harvard Center for Blood Research, Trustee
- Bard College, Trustee
- Board of Overseers of YIVO Institute for Jewish Research, Chairman

No. of Portfolios for which Board Member Serves: 40

Anne Wexler (77)
Board Member (1996)

Principal Occupation During Past 5 Years:

- Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:

- Wilshire Mutual Funds (5 funds), Director
- The Community Foundation for the National Capital Region, Director
- Member of the Council of Foreign Relations
- Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 49

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

John M. Fraser, Jr., Emeritus Board Member
Dr. Paul A. Marks, Emeritus Board Member

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2005.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since May 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

Global Alpha Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Mellon Capital Management
Corporation
595 Market Street
Suite 3000
San Francisco, CA 94105

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: AVGAX   Class C: AVGCX   Class I: AVGRX
                        Class T: AVGTX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
          144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange
Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The
fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be
reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on
the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote
proxies relating to portfolio securities is available at http://www.dreyfus.com and on the
SEC's website at http://www.sec.gov. The description of the policies and procedures is also
available without charge, upon request, by calling 1-800-645-6561.



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